Exhibit 2.01
STOCK PURCHASE AGREEMENT
by and among
PDF SOLUTIONS, INC.,
THE SELLING STOCKHOLDERS OF
SI AUTOMATION S.A.
and
SOCIÉTÉ GÉNÉRALE ASSET MANAGEMENT
ALTERNATIVE INVESTMENTS, as
the Stockholders’ Representative
October 25, 2006

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STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 25th day of October, 2006, by and among PDF Solutions, Inc., a Delaware corporation (the “Acquiror”), all of the stockholders and holders of warrants to purchase the stock of Si Automation S.A., a company organized under the laws of France (the “Company”), as well as certain persons having a right to receive stock of the Company, all of which are listed on Exhibit A (the “Selling Stockholders”) acting severally but not jointly, and Société Générale Asset Management Alternative Investments (the “Stockholders’ Representative”).
RECITALS
     WHEREAS, the Selling Stockholders own or have warrants to purchase an aggregate of 1,886,906 shares of the Company, which amount includes the ordinary shares to be issued upon the net exercise of Company Warrants (as defined below) at the Closing (the “Shares”), divided into 1,886,906 ordinary shares, €1.00 par value per share, which constitute 100% of the issued and outstanding shares of capital stock of the Company together with all of the Shares subject to outstanding warrants or other rights to purchase shares of capital stock of the Company, in each case at the date hereof (excluding any ordinary shares of the Company held by the Company).
     WHEREAS, the persons designated on Exhibit A as “Warrant Holders” (the “Warrant Holders”) are the beneficial and record owners of 100% of the outstanding warrants to purchase capital stock of the Company issued by the Company (the “Company Warrants”) in the proportions as set forth on Exhibit A.
     WHEREAS, as a result of the exercise of the Company Warrants, a maximum of 1,000 new shares may be issued at or prior to Closing.
     WHEREAS, the Selling Stockholders desire to sell to the Acquiror, and the Acquiror wishes to purchase from the Selling Stockholders, all Shares held by the Selling Stockholders for the purchase price and upon the terms and conditions set forth herein (the “Purchase”).
     WHEREAS, in connection with the Purchase, the Acquiror and certain employees of the Company, namely Richard Moustiés, Thierry Raymond, Abel Mikati and Anthony Toprac (the “Designated Employees”) desire to enter or amend certain agreements.
AGREEMENT
     NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties, intending to be legally bound hereby agree as follows:
SECTION ONE
     1. The Purchase.
          1.1 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined below) each Selling Stockholder, acting severally and not jointly, shall sell to the Acquiror or a wholly owned subsidiary of the Acquiror, free and clear of any and all liens, and the Acquiror or a wholly owned subsidiary of the Acquiror shall purchase from each Selling Stockholder, the Shares owned (or issuable upon the net exercise of Company Warrants as provided herein) by such Selling Stockholder set forth opposite such Selling Stockholder’s name on Exhibit A.
          1.2 Purchase Price. The aggregate purchase price to be paid by the Acquiror for the Shares shall be an amount equal to US$30,000,000, as adjusted by the Purchase Price Adjustment (as defined below) (as so adjusted, the “Purchase Price”), to be comprised of the following:
               (a) US$30,000,000 (the “Enterprise Value”) to be paid at Closing as follows:
                    (i) 70% of the Enterprise Value shall be paid in cash in U.S. dollars (together with the adjusted Net Cash amount to be paid pursuant to clause (b) immediately below, the “Closing Cash Consideration”); and
                    (ii) 30% of the Enterprise Value shall be paid in shares of common stock of the Acquiror, par value $0.001 per share (the “Acquiror Stock”), based on the average of (1) the average reported closing price for such securities on the NASDAQ National Market, or any other major national reporting or quotation system on which the Acquiror Stock may be listed or quoted after the date of this Agreement (the “NASDAQ”) for the ten (10) trading days ending one (1) trading day prior to the date of this Agreement and (2) the average reported closing price for such securities on the NASDAQ for the ten (10) trading days ending one (1) trading day prior to the Closing Date (such average stock price shall be referred to as the “Closing Average Stock Price,” such amount of shares shall be referred to as the “Closing Stock Consideration”); and
               (b) An amount equal to the Net Cash (as hereinafter defined) as adjusted by the Working Capital Adjustment (as hereinafter defined), minus the Company Transaction Expenses incurred or accrued (whether billed or unbilled) but not paid prior to the Closing Date, and minus the Transfer Taxes, (each as hereinafter defined), in cash in U.S. dollars (it being understood that to the extent such adjusted amount is negative, the Closing Cash Consideration will be reduced on a dollar for dollar basis).
          1.3 Purchase Price Adjustment.
               (a) The “Purchase Price Adjustment” shall mean the sum of the following amounts: (i) the Net Cash as adjusted by the Working Capital Adjustment, (ii) less the amount of the Company Transaction Expenses (as hereinafter defined) incurred or accrued (whether billed or unbilled) but not paid prior to the Closing Date, and (iii) less the amount of the Transfer Taxes.
               (b) The “Working Capital Adjustment” shall mean the adjustment to the Purchase Price set forth herein as follows: The Purchase Price shall be adjusted downward on a dollar for dollar basis to the extent the Net Asset Amount (as hereinafter defined) reflected on the unaudited balance sheet of the Company as of June 30, 2006 prepared by the Company in accordance with French generally accepted accounting principles (“French GAAP”) and reconciled to be in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) (the “Reference Balance Sheet”) exceeds the Net Asset Amount reflected on the unaudited balance sheet of the Company as of the Closing Date, which shall be prepared by the Acquiror in accordance with this Agreement and reconciled to be in accordance with U.S. GAAP applied on a basis consistent with reconciliation of the Reference Balance Sheet (the “Closing Balance Sheet”). The Purchase Price shall be adjusted upward on a dollar for dollar basis to the extent the Net Asset Amount (as hereinafter defined) reflected on the Reference Balance Sheet is less than the Net Asset Amount reflected on the Closing Balance Sheet. The “Net Asset Amount” shall mean the difference between the book value of the Assets (as hereinafter defined) and Liabilities (as hereinafter defined) of the Company as reflected in the Reference Balance Sheet or the Closing Balance Sheet, as applicable, which difference shall be stated in U.S. dollars on the basis of the exchange rate quoted by Citibank in New York at the opening of business on the date of payment to the Selling Stockholders or the Acquiror of the difference between the Estimated Adjustment and the Final Adjustment pursuant to this section.
               (c) The “Assets” shall mean all of the assets of the Company other than (i) any components of Net Cash, (ii) any assets that were purchased during the period beginning on June 30, 2006 and ending on July 18, 2006, which are not listed on Schedule 1.3(c) and (iii) any assets that were purchased during the period beginning on July 18, 2006 and ending on the Closing Date without the written consent of the Acquiror, unless such assets in the aggregate were purchased for consideration of €50,000 or less.
               (d) The “Liabilities” shall mean all of the liabilities of the Company other than (i) any components of Net Cash, and (ii) any liabilities for Company Transaction Expenses incurred or accrued (whether billed or unbilled) but not paid prior to the Closing Date.
               (e) “Net Cash” shall mean the Cash (as hereinafter defined) and Cash Equivalents (as hereinafter defined), plus the amount of the Aggregate Exercise Price (as hereinafter defined), less Indebtedness (as hereinafter defined) of the Company at the Closing Date, it being understood that this amount could be a negative number that would result in a decrease to the Purchase Price.
               (f) “Cash” shall mean the cash (disponibilités) and bank deposits as reflected in bank statements and certificates of deposit less escrowed amounts or other restricted cash balances and less the amounts of any unpaid checks, drafts and wire transfers issued on or prior to the date of determination, calculated in accordance with French GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company’s audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end, it being understood that in no event shall shares of the Company’s capital stock held by the Company be included in Cash, with a reconciliation to be in accordance with U.S. GAAP. Without limiting the generality of the foregoing, Cash shall include any cash proceeds from the exercise of Company Warrants on or prior to the Closing.

               (g) “Cash Equivalents” shall mean the consolidated Cash and any short-term, highly liquid investments and marketable securities that are both readily convertible to known amounts of cash and having such maturity that they present insignificant risk of changes in value because of changes in interest rates, such as net VAT credit, Treasury bills, commercial paper, money market funds, and any other cash equivalents of the Company and its Subsidiaries (such as latent capital gains estimated as at the Closing Date on the basis of the corresponding stock price of such investments as at the Closing Date) as of the open of business on the Closing Date and any credit of the Company against the Acquiror with respect to any Accountant Fees (as hereinafter defined) pursuant to Section 6.11(c) to the extent already paid by the Company or accounted as Indebtedness, it being understood that in no event shall shares of the Company’s capital stock held by the Company be included in Cash Equivalents.
               (h) “Indebtedness” of any person shall mean, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable; (ii) all obligations of such person issued or assumed as the deferred purchase price of property (including shares or Intellectual Property rights), all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business (other than the current liability portion of any indebtedness for borrowed money)); (iii) all obligations of such person under leases required to be capitalized in accordance with French GAAP reconciled to be in accordance with U.S. GAAP; (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of such person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) all obligations of the type referred to in clauses (i) through (v) of any other person for the payment of which such first person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vii) all obligations of the type referred to in clauses (i) through (vi) of any other persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any lien on any property or asset of such first person (whether or not such obligation is assumed by such person). Without limiting the generality of the foregoing, Indebtedness shall specifically include the amount of any outstanding government research loans, including the loan from Agence Nationale de Valorisation de la Recherche (ANVAR) pursuant to the loan agreement number A0405055 J dated 28 September 2004 (the “ANVAR Loan Agreement” and together with the other outstanding government research loan agreements, the “Governmental Loan Agreements”), up to the actual amounts paid out to the Company under such Government Loan Agreements at the date at which such Indebtedness is calculated and to the extent such amounts are not the subject of a waiver under such Government Loan Agreements (including clause 3.5 of the ANVAR Loan Agreement).
               (i) The “Transfer Taxes” shall mean the amount of transfer Taxes (as hereinafter defined) and stamp duties payable by the Acquiror as a result of the transfer of the Shares under this Agreement including those contemplated by Section 6.18.

          1.4 Closing. The closing of the Purchase (the “Closing”) shall take place as soon as practicable, and in no event later than five (5) business days after the satisfaction or waiver of each of the conditions set forth in Section 6 or at such other time as the parties agree (the “Closing Date”). The Closing shall take place at the offices of Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, or at such other location as the parties agree.
          1.5 Actions at the Closing. At the Closing, the Selling Stockholders, acting severally and not jointly, and the Acquiror shall take such actions and execute and deliver such agreements and other instruments and documents as necessary or appropriate to effect the transactions contemplated by this Agreement in accordance with its terms, including without limitation the following:
               (a) Each of the Selling Stockholders shall deliver or cause the Company to deliver, as applicable, to the Acquiror:
                    (i) an “ordre de mouvement” (transfer form) for the transfer of such Shares to the Acquiror free and clear of all liens;
                    (ii) satisfactory evidence that (A) each Warrant Holder has validly exercised his/her Company Warrants with effect prior to the Closing or by net exercise at the Closing (as hereinafter provided), and (B) satisfactory evidence that all options, warrants and other rights to purchase capital stock granted by the Company other than the Company Warrants have been validly and irrevocably discharged and/or that any other such rights have been validly waived with effect prior to the Closing Date and without any penalties or indemnities;
                    (iii) all statutory registers and other books and records relating to the Company and its subsidiaries including, but not limited to, the Company’s comptes individuels d’actionnaires and registre des mouvements de titres;
                    (iv) a certificate of good standing “certificat de non faillite” issued by the Registre du Commerce et des Sociétés of Montpellier no more than ten business days before Closing certifying that the Company is not in an insolvency process;
                    (v) certificates of good standing for the Subsidiary issued by the Secretary of State of California and the California Franchise Tax Board no more than ten business days before Closing;
                    (vi) all instruments and documents necessary to release any and all liens on the assets owned by the Company other than liens for Taxes (as hereinafter defined) not yet due and payable, and together with a statement (état des nantissements et privilèges) made by the Registre du Commerce et des Sociétés of Montpellier issued no later than fifteen business days before Closing confirming that there is no lien on such assets except those released hereby or mentioned above;
                    (vii) the Escrow Agreement (as defined in Section 6.6) executed by the Escrow Agent (as defined in Section 9.2), the Acquiror and the Selling Stockholders;

                    (viii) the reiterative deed of sale summarizing the main terms and conditions of this Agreement in the French language, for Tax registration purposes (the “Reiterative Deed of Sale”);
                    (ix) the powers of attorney duly executed by each of the minority Selling Stockholders designated as “Minority Selling Stockholders” on Exhibit A (the “Minority Selling Stockholders”);
                    (x) a completed and executed IRS Form W-8 duly executed by each of the Selling Stockholders, including the Minority Selling Stockholders; and
                    (xi) all other documents required of the Selling Stockholders or the Company pursuant to this Agreement.
               (b) The Acquiror will deliver to the Selling Stockholders or to such other delegated agent for distribution to each of the Selling Stockholders (the “Paying Agent”), on behalf of Selling Stockholders, (i) by cashier’s check or wire transfer (as directed by each Selling Stockholder) the Closing Cash Consideration, net of the amounts as set forth in Section 1.6 and (ii) by book entry for the Closing Stock Consideration, net of the amounts as set forth in Section 1.6 below, and the Acquiror will deliver all other documents required of the Acquiror pursuant to this Agreement.
               (c) The Company and each of the Designated Employees shall enter into an Employment Agreement (or amended Employment Agreement, as the case may be) in the form attached hereto as Exhibit B (the “Employment Agreement”).
               (d) Originals of the resignation letters of Jean-Benoit Hugues, Jean Fourcade, Iain Murray, Banexi Ventures Partners, Credit Lyonnais Venture Capital and Société Générale Asset Management Alternative Investments (the “Existing Supervisory Board”) resigning as members of the Supervisory Board of the Company, effective as of Closing.
               (e) A certified copy of the minutes of the Management Board meeting at which resolutions have been passed to amend the Bylaws of the Company effective as of the Closing to increase the share capital associated with the Company Warrants being net exercised immediately prior to the Closing.
          1.6 Payment. At the Closing, the Acquiror shall pay the Estimated Purchase Price (as hereinafter defined) as follows:
               (a) Holdback. The Acquiror shall retain the Holdback to satisfy the Purchase Price true up set forth in Section 1.7. The “Holdback” shall mean US$3,000,000 of the Closing Cash Consideration.
               (b) Escrow Amounts. 10% of the Estimated Cash Consideration, 10% of the Estimated Stock Consideration (rounded to the nearest whole share), $500,000 in cash and US$75,000 in cash, representing the Selling Stockholders’ portion of the estimated fees and expenses of the Arbiter (as hereinafter defined) (the “Arbiter Costs”), shall be placed in Escrow as provided in Section 9 solely for the purpose of satisfying the Selling Stockholders’

indemnification obligations under Section 9, the payment of any shortfall in the Holdback (as hereinafter defined) under Section 1.7 and the payment of the Arbiter Costs (the “Warranty Escrow Fund”).
               (c) Closing Payments to Selling Stockholders. Subject to Sections 1.6(d), (e) and (f), the remaining Estimated Cash Consideration and Estimated Stock Consideration after the payments set forth in Section 1.6(b) (the “Remaining Cash” and the “Remaining Stock,” respectively), less the Holdback, less the Selling Stockholders Advisors Fees (as hereinafter defined) and less the Stockholders’ Representative Expenses Reserve (as hereinafter defined) shall be paid to the Selling Stockholders as follows: each Selling Stockholder (including Warrant Holders) shall receive:
                    (i) an amount of cash, rounded to the nearest fifth decimal, equal to (I) the number of Shares being delivered by such Selling Stockholder at the Closing (which number shall include any Shares underlying Company Warrants held by such Selling Stockholder) multiplied by (II) the quotient of (x) the Remaining Cash, less the cash portion of the Holdback, less the Selling Stockholders Advisors Fees, less the Stockholders’ Representative Expenses Reserve, divided by (y) the aggregate number of Shares (including Shares underlying Company Warrants) being purchased by the Acquiror from all Selling Stockholders (including Warrant Holders) at the Closing, less (III) an amount of cash equal to the aggregate exercise price payable upon exercise of any Company Warrants and any Call Option Agreement (as defined in Section 5.2) by such Selling Stockholder at the Closing (the aggregate such exercise price payable with respect to all Company Warrants with respect to the vested and exercisable Shares thereunder as of the Closing shall be referred to as the “Aggregate Exercise Price”), plus (IV) the value of any fractional shares resulting from the calculation of the number of shares of Acquiror Stock set forth in Section 1.6(c)(ii), based on the Closing Average Stock Price, and any amount of cash equal to the aggregate exercise price to be received upon exercise of any Call Option Agreement; and
                    (ii) a number of shares of Acquiror Stock, rounded to the nearest whole share (with fractional shares paid in cash as set forth in Section 1.6(c)(i)), equal to (I) the number of Shares being delivered by such Selling Stockholder at the Closing (which number shall include any Shares underlying Company Warrants) multiplied by (II) the quotient of (x) the Remaining Stock, less the stock portion of the Holdback, divided by (y) the aggregate number of Shares (including Shares underlying Company Warrants) being purchased by the Acquiror from all Selling Stockholders (including Warrant Holders) at the Closing.
               (d) Minority Selling Stockholders Escrow Equivalent. The Minority Selling Stockholders (i) shall not contribute to the Warranty Escrow Fund and shall be paid directly any amount which otherwise would have been paid by them into the Warranty Escrow Fund (the “Minority Selling Stockholders Escrow Equivalent”) and (ii) shall not be required to fund the Arbiter Costs and shall be paid directly any amount which otherwise would have been paid by them to fund the Arbiter Costs (the “Minority Selling Stockholders Arbiter Costs Equivalent”). As a result, in the event any payment from the Purchase Price is to be made to the Selling Stockholders and 10% of this amount is simultaneously to be paid to the Warranty Escrow Fund under this Agreement, the Selling Stockholders other than the Minority Selling Stockholders (the “Escrow Selling Stockholders”) agree that any such amount payable (whether in cash or in Acquiror Stock) to them shall be reduced in the aggregate by the Minority Selling Stockholders Escrow Equivalent which shall be paid to the Warranty Escrow Fund by each Escrow Selling Stockholder in proportion to its share in the number of Shares delivered by the Escrow Selling Stockholders to the Acquiror at the Closing. The Escrow Selling Stockholders also agree that any amount payable to them from the Cash Consideration at the Closing shall be reduced in the aggregate by the Minority Selling Stockholders Arbiter Costs Equivalent which shall be paid to the Arbiter Costs Fund by each Escrow Selling Stockholder in proportion to its share in the number of Shares delivered by the Escrow Selling Stockholders to the Acquiror at the Closing.
               (e) Escrow Contribution Cash and Stock Election. Initially, the total property contributed to the Warranty Escrow Fund shall be a mixture of cash and Acquiror Stock, which, based on the Closing Average Stock Price, has an aggregate value equal to 10% of the Closing Consideration. The Acquiror shall contribute property with respect to each Escrow Selling Stockholder initially having an aggregate value equal to such Escrow Selling Shareholder’s ratable portion (based on the value of the Closing Consideration such Escrow Selling Shareholder receives at Closing compared to the total value of the Closing Consideration received by all of the Escrow Selling Stockholders at Closing) of the total property contributed to the Warranty Escrow Fund. Certain Selling Stockholders have elected to substitute cash for Acquiror Stock or vice versa in order to fund its ratable portion of the Warranty Escrow Fund as set forth on Exhibit D, provided that for Selling Stockholders who have elected to substitute Acquiror Stock for cash, any fractional share of Acquiror Stock shall be contributed in cash (the “Escrow Contribution Spreadsheet”). As such, each Escrow Selling Stockholder shall have an ongoing proportionate interest (their “Escrow Proportionate Interest”) in the property that may be held from time to time in the Warranty Escrow Fund based on the value of the property such Escrow Selling Stockholder initially elected to have contributed with respect to it by the Acquiror compared to the total value of the property initially deposited in the Warranty Escrow Fund by the Acquiror. Upon any release of escrowed property from the Warranty Escrow Fund to the Escrow Selling Stockholders, each Escrow Selling Stockholder that elected to have cash contributed with into the Warranty Escrow Fund with respect to it by the Acquiror shall receive cash first up to the amount of such Escrow Selling Stockholder’s Escrow Proportionate Interest and then Acquiror Stock for any balance owed on such Escrow Selling Stockholder’s Escrow Proportionate Interest. Conversely, upon any release of escrowed property from the Warranty Escrow Fund to the Escrow Selling Stockholders, each Escrow Selling Stockholder that elected to have Acquiror Stock contributed to the Warranty Escrow Fund on behalf of it by the Acquiror shall receive Acquiror Stock first up to the amount of such Escrow Selling Stockholder’s Escrow Proportionate Interest and then cash for any balance owed on such Escrow Selling Stockholder’s Escrow Proportionate Interest. Upon any release of escrowed property from the Warranty Escrow Fund to the Escrow Selling Stockholders, the Acquiror Stock in the Warrant Escrow Fund shall be valued for purposes of determining the foregoing allocations between cash and Acquiror Stock at average reported closing price for such securities on the NASDAQ for the ten (10) trading days ending one (1) trading day prior to such release. As a result, the amount of the Closing Cash Consideration and Closing Stock Consideration shall be appropriately adjusted for each Escrow Selling Stockholder who elects to substitute cash for stock (or vice versa) in the Warrant Escrow.

               (f) Liquidation Preference for Top Management. The Selling Stockholders have agreed to give Richard Moustiés, Thierry Raymond and Abel Mikati (collectively, the “Top Management”) a certain liquidation preference with respect to their Shares in a recent amendment to the Shareholders Agreement. This liquidation preference is reflected in the purchase price allocation spreadsheet attached as Exhibit A (the “Purchase Price Allocation Spreadsheet”). As a result, the amount of the Closing Cash Consideration and Closing Stock Consideration shall be appropriately adjusted for each Selling Stockholder to reflect the agreed upon liquidation preference for the Top Management. Each Selling Stockholder’s proportionate interest in the cash and proportionate interest in the stock as set forth in the Purchase Price Allocation Spreadsheet shall be referred to herein as such Selling Stockholder’s “Closing Consideration Proportionate Interest” of cash or stock, as the case may be.
               (g) Estimated Purchase Price and Allocation Spreadsheet. Not later than two business days prior to the Closing Date, the Selling Stockholders other than FCPI Soge Innovation 3, FCPI Soge Innovation 5, FCPI Soge Innovation 6 (collectively, “SGAM AI”) shall cause the Company to provide to the Acquiror its good faith estimates (based on the most current information available to the Company) of the Closing Balance Sheet, the Net Cash, the Working Capital Adjustment, the Company Transaction Expenses, the Transfer Taxes and the resulting estimated Purchase Price Adjustment, together with a spreadsheet showing what portion of the total consideration each Selling Stockholder is entitled to receive hereunder. The Stockholders’ Representative and the Acquiror shall seek to agree, in good faith, upon an estimate of the Purchase Price Adjustment (the “Estimated Purchase Price Adjustment”) and the resulting estimated Purchase Price (the “Estimated Purchase Price”), estimated Closing Cash Consideration (the “Estimated Cash Consideration”) and estimated Closing Stock Consideration (the “Estimated Stock Consideration”); provided, however, in the event that the Stockholders’ Representative and the Acquiror fail or are unable to so agree on the Estimated Purchase Price Adjustment, the Estimated Purchase Price Adjustment shall be the Estimated Purchase Price Adjustment furnished by the Company (which shall be deemed to be the Estimated Purchase Price Adjustment for purposes hereof) and any dispute concerning the amounts thereof after the Closing shall be resolved in accordance with Section 1.7. Each of the Purchase Price Adjustment and the Estimated Purchase Price Adjustment shall be calculated applying the currency exchange rate as quoted by Citibank in New York as of the date of the applicable payment to be made hereunder (the “Applicable Exchange Rate”).
          1.7 Purchase Price True Up.
               (a) Following the Closing, the Purchase Price shall be adjusted as provided herein to reflect the difference between the Estimated Purchase Price Adjustment and the Purchase Price Adjustment, as finally determined pursuant to this Section 1.7. Within 60 days following the Closing Date, the Acquiror shall deliver to the Stockholders’ Representative the Closing Balance Sheet, the calculation of the Working Capital Adjustment, Net Cash, Transfer Taxes and Company Transaction Expenses together with a calculation of the Purchase Price Adjustment (derived from the Closing Balance Sheet and/or such other books and records of the Company and its Subsidiaries as are applicable).

               (b) Subject to the execution of customary auditors’ confidentiality and liability release undertakings (covering “secret d’affaires”) by the Stockholders’ Representative on its behalf and on behalf of its representatives (including its auditors), the Acquiror shall provide the Stockholders’ Representative and its auditors with full and prompt access to the books and records and relevant personnel of the Acquiror, the Company and its Subsidiaries and their statutory auditors for the purpose of reviewing the Closing Balance Sheet, the Working Capital Adjustment, the Net Cash, the Transfer Taxes and the Company Transaction Expenses. Such access shall be (x) during normal business hours and upon reasonable advance notice, and (y) up until the final determination of the Purchase Price Adjustment. The Selling Stockholders shall use such access for the sole purpose of the determination of the Purchase Price Adjustment. In addition, the Selling Stockholders’ auditors shall have full access to the accounting books and records, work papers, schedules or additional documents prepared, used or otherwise generated by the statutory auditors of the Company and its Subsidiaries.
               (c) The Closing Balance Sheet and calculation of the Purchase Price Adjustment delivered by the Acquiror to the Stockholders’ Representative shall be conclusive and binding upon all the parties to this Agreement unless the Stockholders’ Representative, within sixty (60) days after delivery thereof, notifies the Acquiror in writing that the Stockholders’ Representative disputes any of the amounts set forth therein, specifying the nature of the dispute and the basis therefor. The Stockholders’ Representative and the Acquiror shall in good faith attempt to resolve any dispute and, if they so resolve all disputes, the Closing Balance Sheet and the Purchase Price Adjustment, as amended to the extent necessary to reflect the resolution of the dispute, shall be conclusive and binding on all of the parties to this Agreement. If the Stockholders’ Representative and the Acquiror do not reach agreement in resolving the dispute within twenty (20) calendar days after notice is given by the Stockholders’ Representative to the Acquiror pursuant to the second preceding sentence, the parties shall submit the dispute to a mutually satisfactory partner in the San Jose office of the accounting firm of Deloitte & Touche LLP or, if no partner at such firm will act, to a partner at such other nationally recognized independent accounting firm which is mutually agreeable to the Stockholders’ Representative and the Acquiror (the “Arbiter”) for resolution. If the Stockholders’ Representative and the Acquiror cannot agree on the selection of a partner at an independent accounting firm to act as Arbiter, the parties shall resolve such dispute through arbitration conducted in accordance with the rules of the American Arbitration Association with a single arbitrator to act as the Arbiter, who’s decision shall be conclusive and binding on all of the parties to this Agreement. Promptly, but no later than twenty (20) calendar days after acceptance of his or her appointment as Arbiter, the Arbiter shall determine (it being understood that in making such determination, the Arbiter shall be functioning as an expert and not as an arbitrator), based solely on written submissions by the Acquiror and the Stockholders’ Representative, and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of the Purchase Price Adjustment which shall be conclusive and binding on the parties. All proceedings conducted by the Arbiter shall take place in San Jose, California. In resolving any disputed item, the Arbiter (x) shall be bound by the provisions of this Section 1.7 and (y) may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party. The fees, costs and expenses of the Arbiter shall be allocated to and borne by the Acquiror and the Selling Stockholders based on the inverse of the percentage that the Arbiter’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Arbiter. For example, if the Stockholders’ Representative decides to submit a dispute hereunder to arbitration, and the Arbiter ultimately awards 70% of the amount disputed by the Stockholders’ Representative, then the Selling Stockholders will bear 30% of the fees, costs and expenses of the Arbiter (in addition to their own fees, costs and expenses), and the Acquiror will bear 70% of the Arbiter’s fees, costs and expenses (in addition to its own fees, costs and expenses).
               (d) Upon final determination of the Purchase Price Adjustment, if the Purchase Price as adjusted by the Purchase Price Adjustment is less than the Purchase Price as adjusted by the Estimated Purchase Price Adjustment (the “Purchase Price Excess”), the Escrow Selling Stockholders shall pay to the Acquiror the amount, if any, by which the Purchase Price Excess exceeds the Holdback, together with interest thereon from the Closing Date to the date of payment thereof as determined below, by giving the requisite release instructions to the Escrow Agent to permit the Acquiror to receive such amount of cash out of the Warranty Escrow Fund, Any amounts payable by the Escrow Selling Stockholders under this clause shall be payable solely out of the Warranty Escrow Fund. The Selling Stockholders’ Representative, on behalf of the Escrow Selling Stockholders, shall give the requisite release instructions to the Escrow Agent promptly, but no later than five (5) business days after such final determination. If the Purchase Price Excess is less than the Holdback, the Acquiror shall pay to the Selling Stockholders or the Paying Agent, on behalf of Selling Stockholders, the amount of such difference in cash, together with interest thereon from the Closing Date to the date of payment thereof as determined below. Any such payment by the Acquiror shall be made promptly, but no later than five (5) business days after such final determination; provided that 10% of the cash to otherwise be paid to the Selling Stockholders shall be deposited into the Warranty Escrow Fund (subject to Section 1.6(d)). Each Selling Stockholder will receive their Closing Consideration Proportionate Interest in any such remaining cash and stock payable to them.
               (e) Upon final determination of the Purchase Price Adjustment, if the Purchase Price as adjusted by the Purchase Price Adjustment is more than the Purchase Price as adjusted by the Estimated Purchase Price Adjustment, the Acquiror shall pay in cash to the Selling Stockholders or the Paying Agent, on behalf of the Selling Stockholders, the sum of (A) the amount of such difference and (B) the Holdback, promptly, but no later than five (5) business days after such final determination, together with interest thereon from the Closing Date to the date of payment thereof as determined below; provided that 10% of the cash to otherwise be paid to the Selling Stockholders shall be deposited into the Warranty Escrow Fund (subject to Section 1.6(d)). Each Selling Stockholder will receive their Closing Consideration Proportionate Interest in any such remaining cash and stock payable to them.
               (f) For the purposes of this Section 1.7, interest will be payable at the “prime” rate, as announced by The Wall Street Journal, Eastern Edition, from time to time to be in effect, calculated based on a 365 day year and the actual number of days elapsed.
          1.8 Purchase of Common Stock; Net Exercise of Warrants. The Shares to be purchased by the Acquiror at the Closing shall consist solely of the Company’s common stock, and at such time there shall be no other outstanding securities of or rights to purchase or otherwise acquire securities of the Company. Accordingly, each Warrant Holder hereby irrevocably elects to exercise the entire vested portion of their Company Warrants effective at the

Closing, with the exercise price to be deemed paid by them on a net exercise basis pursuant to Section 1.6(c) and hereby confirms that any unvested portion of Company Warrants not so net exercised at the Closing shall terminate at the Closing in accordance with the terms of the warrants as modified hereby. As such, all options, warrants or other rights to purchase or acquire shares of the Company capital stock shall have been exercised or terminated on or prior to the Closing.
          1.9 Securities Act Exemption. The Acquiror Stock to be issued pursuant to this Agreement shall not be registered under the Securities Act of 1933, as amended (“Securities Act”), in reliance upon the exemption contained in Section 4(2) of the Securities Act and Regulation D and Regulation S promulgated thereunder and in reliance upon the representations and warranties of the Selling Stockholders contained in Article 3 below.
          1.10 Stock Restrictions. The certificates representing the shares of Acquiror Stock issued pursuant to this Agreement shall bear a restrictive legend or legends (and stop transfer orders shall be placed against the transfer thereof with the Acquiror’s transfer agent), stating substantially as follows:
               (a) “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”
               (b) Any legend required by the securities laws of any state.
          1.11 Withholding. Each of the Acquiror and the Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as may be required to be deducted or withheld therefrom under the U.S. Internal Revenue Code of 1986, as amended, or any provision of U.S. state or local law, or any non-U.S. laws or regulations or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
SECTION TWO
     2. Representations and Warranties Relating to the Company.
          In this Agreement, any reference to a “Material Adverse Effect” with respect to any entity or group of entities means any event, change or effect that is or has a substantial likelihood to be, materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole, or will prevent or materially delay consummation of the Purchase or otherwise will prevent such entity and its subsidiaries from performing their obligations under this Agreement, except for any event, change or effect that results from or arises in connection with (i) any changes or events affecting general economic or business conditions, (ii) any changes or events affecting the industries in which such entity or any of its subsidiaries operates, (iii) the effect of the public announcement or pendency of this Agreement and the transactions contemplated hereby, or (iv) the taking of any action required by the terms of this Agreement.
          In this Agreement, any reference to a party’s “knowledge” means, (i) for the Acquiror, such party’s actual knowledge after reasonable inquiry of officers, directors and other employees of the Acquiror reasonably believed to have knowledge of the matter in question; and (ii) for the Company or the Selling Stockholders, the Company’s or the Selling Stockholders’ actual knowledge after reasonable inquiry of the Top Management (as hereinafter defined).
          Except as specifically disclosed in a document dated as of the date of this Agreement and delivered by the Selling Stockholders to the Acquiror prior to the execution and delivery of this Agreement referencing the appropriate section and subsection numbers to which such exceptions or disclosure relates (the “Company Disclosure Schedule”) (provided that items disclosed in one section or subsection of this Agreement shall be deemed disclosed under any other section or subsection of this Agreement where the applicability of such disclosure should be reasonably apparent to the Acquiror under the circumstances), the Selling Stockholders, other than SGAM AI and other than the Minority Selling Stockholders, hereby severally but not jointly represent and warrant to the Acquiror as of the date hereof and as of the Closing Date as follows:
          2.1 Organization; Subsidiaries; Officers, Directors, Members of the Management Board and Members of the Supervisory Board. Each of the Company and each subsidiary of the Company, if any (each a “Subsidiary”), is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and each Subsidiary has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect on Company. Each of the Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. A true and complete list of all the Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary, is set forth in Section 2.1 of the Company Disclosure Schedule. The Company is the owner of all outstanding shares of capital stock of each Subsidiary and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each Subsidiary are owned by the Company free and clear of all liens, charges, claims, encumbrances or rights of others. There are no outstanding subscriptions, options (including options de souscription ou d’achat d’actions), warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as set forth in Section 2.1 of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity. Section 2.1 of the Company Disclosure Schedule sets forth an accurate and complete list of the officers, directors, members of the Management Board and members of the Supervisory Board of the Company and each Subsidiary as well as any other person having authority to enter into contracts on behalf of the Company or the Subsidiaries or having access to the bank accounts of the Company and each Subsidiary.
          2.2 Applicable Organizational Documents. The Company has delivered a true and correct copy of the bylaws (statuts) or equivalent organizational documents (the “Bylaws”), of the Company and the Articles of Incorporation or other Charter documents (“Charter”) and Bylaws of each Subsidiary, as applicable, each as amended to date, to the Acquiror. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Charter, Bylaws or equivalent organizational documents, as applicable (the “Applicable Organizational Documents”).
          2.3 Capital Structure.
               (a) As of the date hereof, the capital stock of the Company consists of 1,885,906 outstanding shares of Common Stock (the “Company Capital Stock”). As of the date hereof, the capitalization of the Company is as set forth in Section 2.3(a) of the Company Disclosure Schedule. The Company Capital Stock is held by the persons with the domicile addresses and in the amounts set forth in Section 2.3(a) of the Company Disclosure Schedule, which further sets forth for each such person the number of shares held, class and/or series of such shares and the number of the applicable stock certificates representing such shares. The Company shall notify the Acquiror in writing promptly upon becoming aware on or before the Closing Date of any changes arising after the date hereof in the holders of Company Capital Stock, the number of shares of Company Capital Stock held by any such holder, and any change in the domicile addresses of any such holder. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Company’s Bylaws, or any agreement to which the Company is a party or by which it is bound. All shares of Company Capital Stock and Company Warrants were issued and, if applicable, repurchased (in the case of shares that were outstanding and repurchased by the Company or any stockholder of the Company) in compliance with all applicable laws, rules, or regulations, and were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by the Company or any stockholder of the Company) in accordance with any right of first refusal or similar right or limitation known to the Company or the Selling Stockholders, including those in the Company’s Bylaws. There are no outstanding shares of Company Capital Stock that constitute unvested restricted stock or that are otherwise subject to a repurchase or redemption right. There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. The Company has no other capital stock authorized, issued or outstanding.
               (b) Except for the Company Warrants (BSPCE) authorized on March 28, 2001, the Company Warrants (BSPCE A03) for employees and members of the Management Board authorized on March 19, 2003, the Company Warrants (BSPCE B03) for members of the

Management Board authorized on March 19, 2003, and the Company Warrant (BSA 03 No. 1) authorized on March 19, 2003, the Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any person (including options de souscription ou d’achat d’actions). As of the date hereof and as of the Closing Date, the Company has reserved 1,000 shares of Company Capital Stock for issuance to one member of the Supervisory Board of the Company upon the issuance of stock or the exercise of Company Warrants, which are fully issuable, as of the date hereof, upon the exercise of outstanding, unexercised Company Warrants. Section 2.3(b) of the Company Disclosure Schedule sets forth for each outstanding Company Warrant, the name of the holder of such warrant, the type of entity of such holder, and any ultimate parent entity of such holder, if not an individual, the domicile address of such holder, the number of shares of Company Capital Stock issuable upon the exercise of such warrant, the exercise price of such warrant, the date of grant of such warrant, the vesting schedule for such warrant, including the extent vested to date and whether the vesting of such warrant is subject to acceleration as a result of the transactions contemplated by this Agreement or any other events (including a complete description of any such acceleration provisions). The Company has never granted any Company Warrants to any U.S. residents. True and complete copies of all agreements and instruments relating to or issued under the Company Warrants have been provided to the Acquiror and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments from the forms thereof provided to the Acquiror.
               (c) As of the date hereof, except for the Company Warrants that will be net exercised at the Closing, there are no options (including options de souscription ou d’achat d’actions), warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company. Except as contemplated hereby, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company. There are no agreements to which the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock. As a result of the Purchase, the Acquiror will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock, whether or not such shares of Company Capital Stock are outstanding.
          2.4 Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Selling Stockholders. This Agreement has been duly executed and delivered by the Selling Stockholders and assuming due authorization, execution and delivery by the Acquiror, constitutes the valid and binding obligation of the Selling Stockholders enforceable against the Selling Stockholders in accordance with its terms.

          2.5 No Conflicts; Required Filings and Consents.
               (a) The execution and delivery of this Agreement by the Selling Stockholders does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any benefit under (i) any provision of the Applicable Organizational Documents of the Company or any of its Subsidiaries, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any Subsidiary or any of their properties or assets.
               (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any national or federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, or any court, administrative agency or commission, regulatory body or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act, applicable state securities laws and the securities laws of any foreign country; and (ii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on the Company and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement; and (iii) those consents, authorizations, filings, approvals and registrations listed in subsections (i) through (vi) of Section 4.4(b) with respect to the Acquiror.
          2.6 Financial Statements. Section 2.6 of the Company Disclosure Schedule includes a true, correct and complete copy of the Company’s audited financial statements for the fiscal year ended December 31, 2005 and its unaudited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis as at, and for the six-month period ended June 30, 2006 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with French GAAP (except that the unaudited financial statements do not have notes thereto) applied on a consistent basis throughout the periods indicated and with each other, and have been properly reconciled to be in accordance with U.S. GAAP. The Financial Statements accurately set out and describe the financial condition and operating results of the Company and its consolidated Subsidiaries as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. As of the date hereof and as of the Closing, the Company has maintained a standard system of accounting established and administered in accordance with generally accepted accounting principles.
          2.7 Absence of Undisclosed Liabilities. Neither the Company nor any Subsidiary has material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Company’s unaudited consolidated balance sheet and related schedules as of June 30, 2006 (the “Company Balance Sheet”), (ii) those incurred in the ordinary course of business and not required to be set forth in the Company Balance Sheet under generally accepted accounting principles, (iii) those incurred in the ordinary course of business since the date of the Company Balance Sheet and consistent with past practice, and (iv) those incurred in connection with the execution of this Agreement.
          2.8 Absence of Certain Changes. Since, but not including, June 30, 2006 (the “Company Balance Sheet Date”), there has not been, occurred or arisen any:
               (a) transaction by the Company or any Subsidiary of material significance except in the ordinary course of business as conducted on that date and consistent with past practices;
               (b) amendments or changes to the Bylaws of the Company;
               (c) capital expenditure or capital commitment by the Company or any Subsidiary, in any individual amount exceeding €50,000, or in the aggregate, exceeding €60,000;
               (d) destruction of, damage to, or loss of any assets (including, without limitation, intangible assets), business or customer of the Company or any Subsidiary (whether or not covered by insurance) which would constitute a Material Adverse Effect;
               (e) strikes, work stoppages, slowdowns, lockouts or arbitrations, or material grievances or other labor disputes against or involving the Company or any of the Subsidiaries;
               (f) unfair labor practice charges, material grievances or complaints (including for wrongful discharge) by or on behalf of any employee or group of employees;
               (g) change in accounting methods or practices (including any change in depreciation or amortization policies or rates, any change in policies in making or reversing accruals) by the Company or any revaluation by the Company of any of its or any of its Subsidiaries’ assets;
               (h) revaluation by the Company or any Subsidiary of any of their respective material assets;
               (i) declaration, setting aside, or payment of a dividend or other distribution in respect to the capital stock of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its capital stock, except repurchases of Company Capital Stock from terminated Company employees at the original per share purchase price of such shares;
               (j) increase in the salary or other compensation payable or to become payable by the Company to any officers, directors, members of the Management Board, members of the Supervisory Board, employees or advisors of the Company or any Subsidiary, except in the ordinary course of business consistent with past practice, or the declaration, payment, or commitment or obligation of any kind for the payment by the Company of a bonus or other additional salary or compensation to any such person except as otherwise contemplated by this Agreement, or other than as set forth in Section 2.16 below, the establishment of any bonus, insurance, deferred compensation, pension, retirement, profit sharing, stock option

(including without limitation, the granting of stock options, stock appreciation rights, performance awards), stock purchase or other employee benefit plan;
               (k) sale, lease, license of other disposition of any of the assets or properties of the Company or any Subsidiary, except in the ordinary course of business and not in excess of €50,000 in the aggregate;
               (l) termination or material amendment of any material contract, agreement or license (including any distribution agreement) to which the Company or any Subsidiary is a party or by which it is bound;
               (m) loan by the Company or any Subsidiary to any person or entity, or guaranty by the Company or any Subsidiary of any loan, except for (x) travel or similar advances made to employees in connection with their employment duties in the ordinary course of business, consistent with past practices and (y) trade payables not in excess of €50,000 in the aggregate and in the ordinary course of business, consistent with past practices;
               (n) waiver or release of any right or claim of the Company or any Subsidiary, including any write-off or other compromise of any account receivable of the Company or any Subsidiary, in excess of €50,000 in the aggregate;
               (o) the commencement or written notice of, or, to the Company’s or the Selling Stockholders’ knowledge, any threat of commencement of any lawsuit or proceeding against or, to the Company’s or the Selling Stockholders’ knowledge, investigation of the Company or any Subsidiary or their respective affairs;
               (p) notice of any claim of ownership by a third party of the Company’s or any Subsidiary’s Intellectual Property (as hereinafter defined) or of infringement by the Company or any Subsidiary of any third party’s Intellectual Property rights;
               (q) issuance or sale by the Company or any Subsidiary of any of its shares of capital stock, or securities exchangeable, convertible or exercisable therefor, or of any other of its securities;
               (r) change in pricing or royalties policies set or charged by the Company or any Subsidiary to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to the Company or any Subsidiary (other than those requested by the Acquiror);
               (s) event or condition of any character that has or could reasonably be expected to have a Material Adverse Effect on the Company; or
               (t) agreement by the Company, any Subsidiary or any officer, director, member of the Management Board, member of the Supervisory Board or employee of either on behalf of such entity to do any of the things described in the preceding clauses (a) through (s) (other than negotiations with the Acquiror and its representatives regarding the transactions contemplated by this Agreement).

          2.9 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of the Company or the Selling Stockholders, threatened (whether orally or in writing) against the Company or any Subsidiary or any of their respective properties or any of their respective officers, directors, members of the Management Board or members of the Supervisory Board (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company or any Subsidiary. There is no judgment, decree or order against the Company or any Subsidiary or, to the best knowledge of the Company or the Selling Stockholders, any of their respective officers, directors, members of the Management Board or members of the Supervisory Board (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Material Adverse Effect on the Company. All litigation to which the Company or any Subsidiary is a party (or, to the knowledge of the Company or the Selling Stockholders, threatened to become a party) is disclosed in the Company Disclosure Schedule.
          2.10 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any Subsidiary which has or would reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the overall conduct of business by the Company or any Subsidiary as currently conducted or as proposed (as of the date hereof or as of the Closing Date) to be conducted by the Company or by any Subsidiary. Neither the Company nor any Subsidiary has entered into any agreement under which the Company or any Subsidiary is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market.
          2.11 Permits; Company Products; Regulation.
               (a) Each of the Company and each Subsidiary is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or that Subsidiary, to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Authorizations”) and no suspension or cancellation of any Company Authorization is pending or, to the best of the Company’s and the Selling Stockholders’ knowledge, threatened, except where the failure to have, or the suspension or cancellation of, any Company Authorization would not have a Material Adverse Effect on the Company. Neither the Company nor any Subsidiary is in conflict with, or in default or violation of, (i) any laws applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, (ii) any Company Authorization, or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except for any such conflict, default or violation that would not, individually or in the aggregate, have a Material Adverse Effect on the Company or any Subsidiary.

               (b) Except as would not have a Material Adverse Effect on the Company, since the inception of the Company there have been no written notices, citations or decisions by any Governmental Entity that any product produced, manufactured, marketed or distributed at any time by the Company or any Subsidiary (the “Products”) is defective or fails to meet any applicable standards promulgated by any such Governmental Entity. To the best knowledge of the Company and the Selling Stockholders, the Company and each Subsidiary has complied in all material respects with the laws, regulations, policies, procedures and specifications with respect to the design, manufacture, labeling, testing and inspection of the Products. Except as disclosed in Section 2.11(b) of the Company Disclosure Schedule, since the inception of the Company, there have been no recalls, field notifications or seizures ordered or, to the Company’s and the Selling Stockholders’ knowledge, threatened by any such Governmental Entity with respect to any of the Products.
               (c) The Company has obtained, in all countries where either the Company or a Subsidiary is marketing or has marketed its Products, all applicable licenses, registrations, approvals, clearances and authorizations required by local, state or federal agencies in such countries regulating the safety, effectiveness and market clearance of the Products currently or previously marketed by the Company or any Subsidiary in such countries, except for any such failures as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has identified and made available for examination by the Acquiror all material information relating to regulation of its Products, including licenses, registrations, approvals, permits, device listings, inspections, the Company’s recalls and product actions, audits and the Company’s ongoing field tests. The Company has identified in writing to the Acquiror all international locations where regulatory information and documents are kept.
          2.12 Title to Property.
               (a) The Company and each Subsidiary has good and marketable title to all of its respective properties, interests in properties and assets, real and personal, reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, and (iii) liens securing debt which is reflected on the Company Balance Sheet. The plants, property and equipment of the Company and Subsidiaries that are used in the operations of their businesses are in good operating condition and repair. All properties used in the operations of the Company and its Subsidiaries are reflected in the Company Balance Sheet to the extent French GAAP reconciled to be in accordance with U.S. GAAP require the same to be reflected. Section 2.12(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all real property owned or leased by the Company and by each Subsidiary, the name of the lessor, the date of the lease and each amendment thereto and the aggregate annual rental and other fees payable under such lease. Such leases are in good standing, are valid and effective in accordance with their respective terms, and there is not under any such leases any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default).
               (b) Section 2.12(b) of the Company Disclosure Schedule also sets forth a true, correct and complete list of all equipment (the “Equipment”) owned or leased by the Company and its Subsidiaries, and such Equipment is, taken as a whole, (i) adequate for the conduct of the Company’s business, consistent with its past practice, and (ii) in good operating condition (except for ordinary wear and tear).
          2.13 Intellectual Property.
               (a) The Company and each of its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, copyrights, domain names and any applications for any of the foregoing, maskworks, net lists, schematics, industrial models, inventions, technology, know-how, trade secrets, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material (“Intellectual Property”) that are used in the business of the Company or any Subsidiary as currently conducted by the Company or any Subsidiary, except to the extent that the failure to have such rights could not reasonably be expected to have a Material Adverse Effect on the Company and the Subsidiary.
               (b) Section 2.13 of the Company Disclosure Schedule lists (i) all patents and patent applications and all registered and material unregistered trademarks, trade names and service marks, registered and unregistered copyrights, domain names, computer software programs, source code, object code, data, design tools, user interfaces and maskworks, included in the Intellectual Property that are owned by the Company or any Subsidiary, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sublicenses and other agreements as to which the Company or any Subsidiary is a party and pursuant to which any person is authorized to use any Intellectual Property, and (iii) all material licenses, sublicenses and other agreements as to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary is authorized to use any third party patents, trademarks or copyrights, including software (“Third Party Intellectual Property Rights”) which are used in the manufacture or development of, are incorporated in, are, or form a part of any Company product that is material to its business, except in each case for standard, generally commercially available “off the shelf” products. Neither the Company nor any Subsidiary is in material breach of any license, sublicense or agreement described in Section 2.13 of the Company Disclosure Schedule. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby, will neither cause the Company or any Subsidiary to be in material violation or default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement. The Company has paid all maintenance fees, taxes and/or annuities for all issued patents and all pending patent applications. Except as set forth in Section 2.13 of the Company Disclosure Schedule, there have been no settlement agreements, consent decrees or judgments relating to the Intellectual Property.

               (c) The Company has delivered to the Acquiror prior to the execution of this Agreement documentation with respect to any invention, process, design, computer program or other know-how or trade secret included in such Intellectual Property, including the Company’s and its Subsidiaries’ proprietary software, and reasonably sufficient in detail and content to identify and explain such invention, process, design, computer program or other know-how or trade secret and to facilitate its full and proper use without reliance on the special knowledge or memory of any third party. The materials comprising such software, including the source code and documentation, have been written in a clear and professional manner so that they may be understood, modified and maintained in an efficient manner by reasonably competent programmers.
               (d) All registered marks, issued patents and registered copyrights identified in Section 2.13(d) of the Company Disclosure Schedules (the “Company Registered IP”) are valid and subsisting and, to the knowledge of the Selling Stockholders, enforceable, and neither the Company nor any of its Subsidiaries has received any notice or claim challenging the validity or enforceability of any Company Registered IP or alleging any misuse of such Company Registered IP. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, annuities and the like and the failure to disclose any known material prior art in connection with the prosecution of patent applications).
               (e) No loss or expiration of any Intellectual Property licensed to the Company or any Subsidiary is pending or reasonably foreseeable or, to the knowledge of the Company, threatened. There is no outstanding or, the Company’s knowledge, threatened dispute or disagreement with respect to any license agreement under which the Company or any Subsidiary grants or are licensed any rights under any Intellectual Property.
               (f) No source code of any computer software owned by the Company or any of its Subsidiaries has been licensed or otherwise provided to another person, and all such source code at all times has been safeguarded and protected as a trade secret of the Company or one of its Subsidiaries. No software products of the Company or its Subsidiary (i) contain any code that is owned by any third party, including any code that is licensed pursuant to the provisions of any “open source” license agreement or any other license agreement that requires the source code to be distributed or made available in connection with the distribution of the licensed software in object code form or that limits the amount of fees that may be charged in connection with sublicensing or distributing such licensed software (each, an “Open Source License”). None of the Company software products is, in whole or in part, subject to the provisions of any Open Source License. The Company and the Subsidiaries have taken commercially reasonable steps to ensure that all software used by them is free of any disabling codes or instructions, and any virus or other intentionally created, undocumented contaminant, that may, or may be used to, access, modify, delete, damage or disable any of internal computer systems (including hardware, software, databases and embedded control systems) of the Company and the Subsidiaries. The Company and the Subsidiaries have taken reasonable steps to safeguard such systems and restrict unauthorized access thereto.

               (g) There has been no nor is there any material unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of the Company or any Subsidiary, any trade secret material to the Company or any Subsidiary or any Intellectual Property right of any third party to the extent licensed by or through the Company or any Subsidiary, by any third party, including any employee or former employee of the Company or any Subsidiary. Neither the Company nor any Subsidiary has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders arising in the ordinary course of business.
               (h) The Company has not been sued in any suit, action or proceeding which challenges the validity of or involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party or which involved any unfair competition or similar claim. Neither the conduct of the business of the Company and each Subsidiary as currently conducted or contemplated nor the manufacture, sale, licensing or use of any of the products of the Company or any Subsidiary as now manufactured, sold or licensed or used, nor the use in any way of the Intellectual Property in the manufacture, use, sale or licensing by the Company or any Subsidiary of any products currently existing or proposed (as of the date hereof and as of the Closing Date), infringes on or conflicts with, in any way, any license, trademark, trademark right, trade name, trade name right, patent, patent right, industrial model, invention, service mark, trade secret, copyright or other intellectual property right of any third party. The Company has never received any letters or other communications intended to suggest that the Company may infringe any third party’s Intellectual Property or unsolicited letters or other communications offering to license such third party’s Intellectual Property to the Company. To the Company’s and the Selling Stockholders’ knowledge, no third party is challenging or reasonably could challenge the ownership by the Company or any Subsidiary, or the validity or effectiveness of, any of the Intellectual Property. Neither the Company nor any Subsidiary has brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. The Company and the Selling Stockholders are not aware of any infringement of the Company’s Intellectual Property by a third party and are not aware of any third party action to impair the Company’s rights in the Intellectual Property, including without limitation, through the filing of patents that could impair the Company’s ability to practice its current or anticipated business. There are no pending, or to the best of the Company’s and the Selling Stockholders’ knowledge, threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefor of the Company or any Subsidiary, except such as may have been commenced by the Company or any Subsidiary. There is no breach or violation of or threatened or actual loss of rights under any license agreement to which the Company is a party.
               (i) The Company has secured valid written assignments from all consultants and employees who contributed to the creation or development of Intellectual Property of all the rights to such contributions that the Company does not already own by operation of law.
               (j) The Company has taken all necessary and appropriate steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, patent applications or copyright (“Confidential Information”). Each of the Company and its respective Subsidiaries has a policy requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements substantially in the Company’s standard forms and all current and former employees, consultant and independent contractors of the Company and each Subsidiary have executed such an agreement. All use, disclosure or appropriation of Confidential Information owned by the Company or a Subsidiary by or to a third party has been pursuant to the terms of a written agreement between the Company or the applicable Subsidiary and such third party. All use, disclosure or appropriation of Confidential Information not owned by the Company or a Subsidiary has been pursuant to the terms of a written agreement between the Company or a Subsidiary and the owner of such Confidential Information, or is otherwise lawful.
          2.14 Environmental Matters.
               (a) The following terms shall be defined as follows:
                    (i) “Environmental and Safety Laws” shall mean any international, national, state, regional or local statutes, directives, ordinances, codes, regulations, rules, policies and orders, as each may be amended from time to time and interpreted by courts, other adjudicatory bodies and administrative or regulatory agencies, that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define hazardous or toxic substances, materials, wastes, pollutants or contaminants; which regulate the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials or materials containing Hazardous Materials; or which are intended to assure the protection, safety and good health of employees, workers or other persons, including the public.
                    (ii) “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws; petroleum and petroleum products including crude oil and any fractions thereof; natural gas, synthetic gas, and any liquids, by-products or other mixtures derived from gas; radon; asbestos; and any other pollutant or contaminant.
                    (iii) “Property” shall mean all real property leased or owned by the Company or its Subsidiaries either currently or in the past.
                    (iv) “Facilities” shall mean all buildings and improvements on the Property of the Company or its Subsidiaries.
               (b) Representations and warranties: (i) no Hazardous Material is contained in or has been used at or released from the Facilities in a manner that requires reporting to governmental agencies or that requires monitoring and maintenance to protect public health and worker health and safety; (ii) all Hazardous Materials and wastes have been generated, handled, transported, used and disposed of in accordance with all Environmental and Safety Laws; (iii) neither the Company nor its Subsidiaries has received notice (verbal or written) of any noncompliance of the Facilities or of the Company’s or any Subsidiary’s past or present operations with Environmental and Safety Laws; (iv) no notices, administrative actions or suits are pending or threatened relating to Hazardous Materials or a violation of any Environmental and Safety Laws; (v) neither the Company nor its Subsidiaries are a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or any similar Environmental and Safety Law; (vi) there has not been in the past, and are not now, any contamination, disposal, spilling, dumping, incineration, discharge or treatment of Hazardous Materials on, under or from the Facilities or Property; (vii) there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under the Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells; (viii) there are no polychlorinated biphenyls (“PCBs”) deposited, stored, disposed of or located on the Property or Facilities, or contained in any equipment on the Property at levels in excess of 50 parts per million; (ix) there is no insulating material containing urea formaldehyde in the Facilities; (x) the Facilities and the Company’s and its Subsidiaries uses and activities therein have at all times complied with all Environmental and Safety Laws; (xi) the Company and its Subsidiaries have all the permits, consents and licenses required to operate the Facilities and are in full compliance with the terms and conditions of those permits, consents and licenses; and (xii) neither the Company nor any of its Subsidiaries is liable for any off-site contamination nor under any Environmental and Safety Laws.
          2.15 Taxes.
               (a) For purposes of this Section 2.15 and other provisions of this Agreement relating to Taxes, the following definitions shall apply:
                    (i) The term “Taxes” shall mean all taxes, however denominated, whether direct or indirect, tariffs, contributions or charges, fees, duties or levies, including any amount, interest, fines, penalties or other additions to tax that may become payable in respect thereof or that may be attributable to any failure to comply with any requirement regarding Tax Returns or Tax regulations, (A) that are assessed or collected by or under the authority of any Taxing Authority or imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including but not limited to, federal, state and foreign income taxes), payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, sales and use taxes, ad valorem taxes or value added taxes, excise taxes, franchise taxes, gross receipts taxes, withholding taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, registration and transfer duties, customs duties, social contributions, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected, (B) any liability for the payment of amounts referred to in (A) as a result of being a member of any affiliated, consolidated, combined or unitary group, or (C) any liability for amounts referred to in (A) or (B) as a result of any obligations to indemnify another person or as a result of being a successor in interest or transferee of another person.
                    (ii) The term “Taxing Authority” means any Governmental Entity (including, without limitation, any French or U.S. Governmental Entity) responsible for the administration of any Tax.

                    (iii) The term “Returns” shall mean all reports, estimates, declarations, statements and returns required to be filed in connection with any Taxes including information returns with respect to such matters as backup withholding and other payments to third parties, claims for refund, declarations of estimated Tax, capital gain deferral statements, elections, schedules or attachments thereto and any amendment thereof, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company, any of its Subsidiaries, or any of their Affiliates.
               (b) All Returns required to be filed by or on behalf of the Company or any Subsidiary and any affiliated, consolidated, combined or unitary Tax reporting group of which the Company or any Subsidiary is or was a member have been duly filed on a timely basis with the appropriate Taxing Authority and such Returns are true, complete and correct. All Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto, and all payments of estimated Taxes required to be made by or on behalf of the Company or any Subsidiary sufficient to avoid underpayment penalties or interest have been paid in full on a timely basis, and no other Taxes are payable by the Company or any Subsidiary with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns). The Company and each Subsidiary have withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party. There are no liens on any of the assets of the Company or any Subsidiary with respect to Taxes, other than liens for Taxes not yet due and payable. Neither the Company nor any Subsidiary has been at any time a member of an affiliated group of corporations filing consolidated, combined or unitary income or franchise tax returns other than as members of a group of which the Company is the ultimate parent for a period for which the statute of limitations for any Tax potentially applicable as a result of such membership has not expired.
               (c) The amount of the Company’s and any Subsidiary’s liabilities for unpaid Taxes for all periods through the date of the Company Balance Sheet do not, in the aggregate, exceed the amount of the liability accruals for Taxes reflected on the Company Balance Sheet, and the Company Balance Sheet properly accrues, in accordance with French GAAP reconciled to be in accordance with U.S. GAAP, all liabilities for Taxes of the Company and its Subsidiaries payable after the date of the Financial Statements attributable to transactions and events occurring prior to such date. No liability for Taxes of the Company or any Subsidiary has been incurred or material amount of taxable income has been realized (or prior to and including the Closing will be incurred or realized) after the date of the Company Balance Sheet other than in the ordinary course of business.
               (d) The Acquiror has been furnished by the Company true and complete copies of (i) all income tax audit reports, statements of deficiencies, closing or other agreements received by or on behalf of the Company or any Subsidiary relating to Taxes, and (ii) all federal, state and foreign income or franchise tax returns and state sales and use tax Returns for or including the Company and its Subsidiaries for all periods since the Company’s and such Subsidiaries’ inception.

               (e) Neither the Company nor any Subsidiary nor any other person on their behalf has (i) requested any extension of time with which to file any Tax Return, which Tax Return has since not been filed, (ii) granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid, or (iii) granted to any person any power of attorney that is currently in force with respect to any Tax matter.
               (f) No audit of the Returns of or including the Company and its Subsidiaries by a Governmental Entity or Taxing Authority is in process, threatened or, to the Company’s or the Selling Stockholders’ knowledge, pending (either in writing or orally, formally or informally). No deficiencies exist or have been asserted (either in writing or orally, formally or informally) or are expected to be asserted with respect to Taxes of the Company or any of its Subsidiaries, and the Company has not received notice (either in writing or orally, formally or informally) nor does it expect to receive notice that it or any Subsidiary has not filed a Return or paid Taxes required to be filed or paid. Neither the Company nor any Subsidiary is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened (either in writing or orally, formally or informally) against the Company, any Subsidiary or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of the Company or any Subsidiary.
               (g) The Company and its Subsidiaries are not (nor have they ever been) parties to any tax sharing agreement.
               (h) No Subsidiary of the Company is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any Subsidiary has agreed to, nor is it required to make, other than by reason of the Purchase, any adjustment by reason of, a change in accounting method.
               (i) Neither the Company nor any Subsidiary (i) is subject to any rulings of any Taxing Authority, or has entered into any written and legally binding agreement or is currently under negotiations to enter into any such agreements with any Taxing Authority, that would affect the situation of any of the Company or the Subsidiaries in any time period ending after the Closing Date; (ii) has made any commitment or entered into any agreement or taken any action resulting in a Tax deferral or Tax deferral liability (including any agreement (e.g., an installment sale agreement) that will result in Tax liability after the Closing Date attributable to a transaction occurring prior to the Closing Date); (iii) benefits from a specific Tax regime subordinated to the respect of any undertaking whatsoever; (iv) has waived any statute of limitations in respect of Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency.
               (j) The Tax credits (including the French research tax credit) and Tax losses reported in the Tax returns of the Company and of the Subsidiaries are valid and will not be affected by the transactions contemplated by this Agreement.
               (k) All transactions and agreements between the Company and the Subsidiaries have been entered into and have been or are being performed at arm’s length and any cash disbursement related thereto were paid (x) in accordance with French Tax law, (y) in consideration of true and actual services, and (z) no tax reassessment might occur or penalties might be paid in this respect. The Company and the Subsidiaries have adopted an appropriate transfer pricing policy in compliance with French and U.S. Tax Laws, where applicable, and have all the necessary documents to evidence such compliance.
               (l) The Company Disclosure Schedule contains accurate and complete information regarding the Company’s and its Subsidiaries’ net operating losses for Tax purposes. The Company and its Subsidiaries have no net operating losses and credit carryovers or other tax attributes currently subject to limitation under applicable Tax laws.
               (m) Neither the Company nor any Subsidiary will recognize or become responsible for any Tax or social contribution amount with respect to the net exercise of the Company Warrants and sale of the Company Capital Stock by the Selling Stockholders or otherwise in connection with the consummation of the transactions contemplated by this Agreement.
          2.16 Employee Benefit Plans.
               (a) Section 2.16 of the Company Disclosure Schedule lists, with respect to the Company and each Subsidiary, where applicable (i) all employee benefit plans, programs, agreements and policies, (ii) each loan to a non-officer employee in excess of €10,000 and each loan to an officer, director, member of the Management Board or member of the Supervisory Board, (iii) all stock option, stock purchase, phantom stock, stock appreciation right and other equity based plans, programs, arrangements or agreements, (iv) all supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit, time savings accounts or dependent care, life insurance or accident insurance plans, programs, arrangements or agreements, (v) all leave or other time off plans, programs, policies, arrangements or agreements, (vi) all alternative work schedules (including those deviating from the 35 hour work week for French employees), plans, programs, policies, arrangements or agreements (vii) all contracts and agreements relating to employment, consulting or other compensation arrangements that provide for annual compensation in excess of €100,000, all collective bargaining employment agreements, and all change in control, termination and severance plans, programs, arrangements and agreements with any of the officers, directors, members of the Management Board or members of the Supervisory Board or employees of the Company or its Subsidiaries (other than, in each case, any such contract or agreement that is terminable by the Company or its Subsidiary at will or without penalty or other adverse consequence), (viii) all bonus, pension, profit sharing, savings (including salary savings accounts), deferred compensation and other incentive plans, programs, arrangements and agreements, (ix) all sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs maintained by the Company or any Subsidiary or to which the Company or any Subsidiary contributed or is obligated to contribute for current or former employees of the Company or any Subsidiary, (x) other fringe or employee benefit plans, programs, arrangements or agreements that apply to senior management of the Company or any Subsidiary and that do not generally apply to all employees, and (xi) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company or any

Subsidiary of greater than €10,000 remain for the benefit of, or relating to, any present or former employee, consultant, officer, director, member of the Management Board or member of the Supervisory Board of the Company or any Subsidiary (collectively, the “Company Plans”).
               (b) Correct and complete copies of the following documents, with respect to each of the Company Plans, have been made available or delivered to the Acquiror by the Company, to the extent applicable: (i) any plans, all amendments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (ii) summary plan descriptions; (iii) written communications to employees relating to the Company Plans.
               (c) The Company Plans have been maintained in all material respects in accordance with their terms and with all provisions of applicable law and regulations. No fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan.
               (d) The consummation of the transactions contemplated by this Agreement will not in themselves (i) entitle any current or former employee or other service provider of the Company or any Subsidiary to severance benefits or any other similar payment (including, without limitation, unemployment compensation, golden parachute or bonus), except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting of any such benefits, or increase the amount of compensation due any such employee or service provider.
               (e) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any Subsidiary relating to, or change in participation or coverage under, any Company Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in the Company’s financial statements.
          2.17 Certain Agreements Affected by the Purchase. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will in themselves (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director, member of the Management Board or member of the Supervisory Board or employee of the Company or any of its Subsidiaries, (ii) materially increase any employee benefits otherwise payable by the Company, or (iii) result in the acceleration of the time of payment or vesting of any such employee benefits.
          2.18 Employee Matters.
               (a) Disclosure Schedule Section 2.18(a) sets forth a complete and accurate list of all labor or collective bargaining agreements to which the Company or any Subsidiary is a party or that pertain to any employees of the Company or any of the Subsidiaries and sets forth the name of the current employee representative or members of the works council, as applicable, as well as a description of the process for electing such representative or works council members, as applicable. The Company has delivered or otherwise made available to the

Acquiror true, correct and complete copies of any labor or collective bargaining agreements listed in Section 2.18(a) of the Company Disclosure Schedule, together with all amendments, modifications or supplements thereto.
               (b) No employees are represented by any labor organization and no trade union has designated any employee of the Company or any Subsidiary as its delegate. No labor organization or group of employees has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company and the Selling Stockholders, threatened to be brought or filed. There is no activity intended to result in the appointment of a union delegate involving the Company or any of the Subsidiaries pending, or to the knowledge of the Company and the Selling Stockholders, threatened by any labor organization or group of employees.
               (c) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations, or (ii) material grievances or other labor disputes pending or, to the knowledge of the Company and the Selling Stockholders, threatened against or involving the Company or any of the Subsidiaries. There are no unfair labor practice charges, grievances or complaints pending or, to the knowledge of the Company and the Selling Stockholders, threatened by or on behalf of any employee or group of employees.
               (d) There are no complaints, charges or claims against the Company or any of the Subsidiaries pending or, to the knowledge of the Company and the Selling Stockholders, threatened that could be brought or filed with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual. There are no pending claims against the Company or any of its Subsidiaries under any workers compensation plan or policy or for long term disability. Each of the Company and the Subsidiaries is in material compliance with all laws and the applicable collective bargaining agreement(s) relating to the employment of labor, including all such laws relating to terms and conditions of employment, employment practices, wages, hours, collective bargaining, works council, security and work condition council, personal delegates, elections of employee representatives, discrimination, civil rights, safety and health, workers’ compensation, the collection and payment of withholding and/or social security taxes and any similar tax, and the collection, use and confidentiality of their employees’ personal information except for immaterial non-compliance, and is otherwise not engaged in any unfair labor practice. The French DADS forms for the calendar years 2003, 2004 and 2005 were prepared and filed in accordance with all legal requirements.
               (e) All employment contracts to which the Company is a party or by which it is bound were entered into under ordinary and customary conditions, and no special benefits or entitlements have been agreed to which are in excess of the mandatory requirements of law or the applicable collective bargaining agreements, unilateral commitments or established custom or usage that create any obligations in excess of the mandatory requirements of law or the applicable collective bargaining agreements. There are no contracts, plans or arrangements covering directors or employees or former directors or employees of the Company which contain any “change of control” or similar provisions.

               (f) All payments due to employees have been made or properly recorded as a liability on the books of the Company, including, if applicable, those with respect to employees’ profit sharing (participation des salariés). Since, but not including, June 30, 2006, the Company has not (i) paid or agreed to pay any bonuses or made or agreed to make any increase in the rate of wages, salaries or other remuneration of any of its directors or its employees generally or any specific group or category of its employees, other than in the ordinary course of business and in a manner consistent with past practices or as dictated by the mandatory requirements of law or the applicable collective bargaining agreements, or pursuant to existing contractual requirements, or (ii) changed its hiring or termination policies or practices in any material respect. The Company is not liable for any payment to any of its former employees in respect of salaries, indemnity of any nature whatsoever or any other sum which may be due in respect of the termination of any employment contract.
               (g) Section 2.18(g) of the Company Disclosure Schedule sets forth an accurate and complete list of the entire workforce of the Company and the Subsidiaries, including the names, duration of employment agreement, salary, benefits and dates of hire of all employees of the Company and the Subsidiaries, and sets forth a list of all employees who are currently on a leave of absence (whether paid or unpaid), the reasons therefor, the expected return date, and whether reemployment of such employee is guaranteed by contract or statute, and a list of all employees who have requested a leave of absence to commence at any time after the date of this Agreement, the reason therefor, the expected length of such leave, and whether reemployment of such employee is guaranteed by contract or statute. Such list also sets forth a list of all employees that are on a non-standard work schedule and the reasons therefore and a description of such schedule. The Company has no knowledge of any plans by any employee to go on a leave of absence. There are no claims pending or threatened against the Company or any Subsidiary with respect to such leaves of absence or non-standard work schedules. None of the Company’s or its Subsidiaries’ employees have given notice of resignation, or have indicated any opposition to the legal devolution to the Company or its Subsidiary of such employee’s rights to all or part of the Company’s and its Subsidiaries’ Intellectual Property. The employees identified as key employees on a confidential attachment to Section 2.18(g) of the Company Disclosure Schedule (the “Key Employees”) are the key employees of the Company and the Company and the Selling Stockholders have no knowledge that such Key Employees do not wish to become employees of the Acquiror and continue working in the Company’s business following the Closing Date.
               (h) No employee or former employee of the Company or any Subsidiary has suffered, is suffering, or may reasonably be expected to suffer from any chronic injury or illness resulting from exposure to any hazardous processes used in connection with the business of the Company or its Subsidiaries or present at the place of such business, and the Company has not received written notice from any Governmental Entity that any such employee or former employee has filed a claim for compensation or indemnity in respect of such exposure.
               (i) All settlement agreements entered into by the Company or any Subsidiary with former employees are valid and constitute valid waivers by both the Company or such Subsidiary and the former employee as to potential disputes with respect to the subject matter of such settlement agreements.

          2.19 Material Contracts.
               (a) Subsections (i) through and including (ix) of Section 2.19(a) of the Company Disclosure Schedule contain a list of all contracts and agreements to which the Company or any Subsidiary is a party and that are material to the business, results of operations, or condition (financial or otherwise), of the Company and the Subsidiaries taken as a whole (such contracts, agreements and arrangements as are required to be set forth in Section 2.19(a) of the Company Disclosure Schedule being referred to herein collectively as the “Material Contracts”). Material Contracts shall include, without limitation, the following and shall be categorized in the Company Disclosure Schedule as follows:
                    (i) each contract and agreement (other than routine purchase orders and pricing quotes in the ordinary course of business covering a period of less than 1 year) for the purchase of inventory, spare parts, other materials or personal property with any supplier or for the furnishing of services to the Company or any Subsidiary under the terms of which the Company or any Subsidiary: (A) paid or otherwise gave consideration of more than €50,000 in the aggregate during the most recently completed calendar year, (B) is likely to pay or otherwise give consideration of more than €50,000 in the aggregate during the current calendar year, (C) is likely to pay or otherwise give consideration of more than €50,000 in the aggregate over the remaining term of such contract, or (D) cannot be cancelled by the Company or such Subsidiary without penalty or further payment of less than €5,000;
                    (ii) each customer contract and agreement (other than routine purchase orders, pricing quotes with open acceptance and other tender bids, in each case, entered into in the ordinary course of business and covering a period of less than one year) to which the Company or any Subsidiary is a party which (A) involved consideration of more than €50,000 in the aggregate during the most recently completed calendar year, (B) is likely to involve consideration of more than €50,000 in the aggregate during the current calendar year, (C) is likely to involve consideration of more than €50,000 in the aggregate over the remaining term of the contract, or (D) cannot be cancelled by the Company or such Subsidiary without penalty or further payment of less than €5,000;
                    (iii) (A) all distributor, manufacturer’s representative, broker, franchise, agency and dealer contracts and agreements to which the Company or any Subsidiary is a party (specifying on a matrix, in the case of distributor agreements, the name of the distributor, product, territory, termination date and exclusivity provisions) and (B) all sales promotion, market research, marketing and advertising contracts and agreements to which the Company or any Subsidiary is a party which: (1) involved consideration of more than €50,000 in the aggregate during the most recently completed calendar year, (2) are likely to involve consideration of more than €50,000 in the aggregate during the current calendar year, or (3) are likely to involve consideration of more than €50,000 in the aggregate over the remaining term of the contract;
                    (iv) all management contracts with independent contractors or consultants (or similar arrangements) to which the Company or any Subsidiary is a party;

                    (v) all contracts and agreements (excluding routine checking account overdraft agreements involving petty cash amounts) under which the Company or any Subsidiary has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness or under which the Company or any Subsidiary has imposed (or may impose) a security interest or lien on any of their respective assets, whether tangible or intangible, to secure indebtedness;
                    (vi) all contracts and agreements that limit the ability of the Company or any Subsidiary or, after the Closing, the Acquiror or any of its affiliates, to compete in any line of business or with any person or in any geographic area or during any period of time, or to solicit any customer or client;
                    (vii) all contracts and agreements between or among the Company or any Subsidiary, on the one hand, and any affiliate of the Company (other than a wholly owned subsidiary), on the other hand:
                    (viii) all contracts and agreements to which the Company or any Subsidiary is a party under which it has agreed to supply products to a customer at specified prices, whether directly or through a specific distributor, manufacturer’s representative or dealer; and
                    (ix) all other contracts or agreements (A) which are material to the Company and its Subsidiaries or the conduct of their respective businesses, (B) the absence of which would have a Material Adverse Effect on the Company, (C) which are believed by the Company to be of unique value even though not material to the business of the Company, or (D) which contain material obligations remaining to be performed by the Company or any Subsidiary, or which contain material liabilities of the Company or any Subsidiary that remain unsatisfied (including any material contracts or agreements that have no limitation on liability of the Company or any Subsidiary).
               (b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, each Company license and each Material Contract is a legal, valid and binding agreement, and none of the Company licenses or Material Contracts is in default by its terms or has been cancelled by the other party; the Company and the Subsidiaries are not in receipt of any claim of default under any such agreement; and none of the Company or any of the Subsidiaries anticipates any termination or change to, or receipt of a proposal with respect to, any such agreement as a result of the Purchase or otherwise. The Company has furnished the Acquiror with true and complete copies of all such agreements together with all amendments, waivers or other changes thereto. There are no material commitments or obligations to the Company’s customers that are not expressly set forth in the written contracts furnished by the Company for review by the Acquiror.
          2.20 Interested Party Transactions. Neither the Company nor any Subsidiary is indebted to any officer, director, member of the Management Board, member of the Supervisory Board, employee or agent of the Company or any Subsidiary (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to the Company or any Subsidiary. To the Company’s and the Selling

Stockholders’ knowledge, none of the Company or any Subsidiary’s officers, directors, members of the Management Board or members of the Supervisory Board, or any members of their immediate families, are, directly or indirectly, indebted to the Company or any Subsidiary (other than in connection with purchases of the Company or Subsidiary’s stock) or have any direct or indirect ownership interest in any firm or corporation with which the Company or any Subsidiary is affiliated or with which the Company or any Subsidiary has a business relationship, or any firm or corporation which competes with the Company or any Subsidiary except that officers, directors, members of the Management Board and members of the Supervisory Board and/or stockholders of the Company or any Subsidiary may own stock in (but not exceeding two percent of the outstanding capital stock of) any publicly traded companies that may compete with the Company or any Subsidiary. To the Company’s and the Selling Stockholders’ knowledge, none of the Company or any Subsidiary’s officers, directors, members of the Management Board or members of the Supervisory Board or any members of their immediate families are, directly or indirectly, interested in any material contract with the Company or any Subsidiary. Neither the Company nor any Subsidiary is a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.
          2.21 Insurance. The Company and each of its Subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of the Company and its Subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company and its Subsidiaries are otherwise in compliance with the terms of such policies and bonds. The Company and the Selling Stockholders have no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.
          2.22 Compliance With Laws. Each of the Company and its Subsidiaries has complied with, are not in violation of, and have not received any notices of violation with respect to, any applicable statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not reasonably be expected to have a Material Adverse Effect on the Company.
          2.23 Minute Books. The minute books of the Company and its Subsidiaries provided to the Acquiror contain a complete summary of all meetings of members of the supervisory board and stockholders or actions by written consent, when applicable, since the time of incorporation of the Company and the respective Subsidiaries through the date of this Agreement, and all the reports of the Management Board with respect to the stockholder meetings reflect all transactions referred to in the minutes of such stockholders’ meetings accurately in all material respects.
          2.24 Complete Copies of Materials. The Company has delivered or made available true and copies of each document which has been requested in writing by the Acquiror or its counsel in connection with their legal and accounting review of the Company and its Subsidiaries.

          2.25 Brokers’ and Finders’ Fees. The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.
          2.26 Inventory. The inventories shown on the Financial Statements or thereafter acquired by the Company, consisted of items of a quantity and quality usable or salable in the ordinary course of business. Since the Company Balance Sheet Date, the Company has continued to replenish inventories in a normal and customary manner consistent with past practices. The Company has not received written or oral notice that it will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of its products. The values at which inventories are carried reflect the inventory valuation policy of the Company, which is consistent with its past practice and in accordance with generally accepted accounting principles applied on a consistent basis. Since the Company Balance Sheet Date, due provision was made on the books of the Company in the ordinary course of business consistent with past practices to provide for all slow-moving, obsolete, or unusable inventories to their estimated useful scrap values and such inventory reserves are adequate to provide for such slow-moving, obsolete or unusable inventory and inventory shrinkage. The Company does not currently have any inventory held by its distributors.
          2.27 Accounts Receivable.
               (a) The Company has made available to the Acquiror a list of all accounts receivable of the Company and each Subsidiary reflected on the Financial Statements (“Accounts Receivable”) along with a range of days elapsed since invoice.
               (b) All Accounts Receivable of the Company and its Subsidiaries arose in the ordinary course of business, are carried at values determined in accordance with French GAAP consistently applied and reconciled to be in accordance with U.S. GAAP. No person has any lien on any of such Accounts Receivable and no request or agreement for deduction or discount has been made with respect to any of such Accounts Receivable.
          2.28 Customers and Suppliers. As of the date hereof and as of the Closing Date, no customer which individually accounted for more than 5% of the Company’s gross revenues during the 12-month period preceding the date hereof, and no supplier of the Company, has cancelled or otherwise terminated, or made any written threat to the Company to cancel or otherwise terminate its relationship with the Company, or has at any time on or after the Company Balance Sheet Date decreased materially its services or supplies to the Company in the case of any such supplier, or its usage of the services or products of the Company in the case of such customer, and to the Company’s and the Selling Stockholders’ knowledge, no such supplier or customer intends to cancel or otherwise terminate its relationship with the Company or to decrease materially its services or supplies to the Company or its usage of the services or products of the Company, as the case may be. As of the date hereof and as of the Closing Date, no customer which individually accounted for more than 5% of the Company’s gross revenues during the 12 month period preceding the Closing Date, has cancelled or otherwise terminated, or made any written threat to the Company to cancel or otherwise terminate, for any reason, including without limitation the consummation of the transactions contemplated hereby, its relationship with the Company, and to the Company’s and the Selling Stockholders’ knowledge, no such customer intends to cancel or otherwise terminate its relationship with the Company or to decrease materially its usage of the services or products of the Company. The Company has not knowingly breached, so as to provide a benefit to the Company that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of the Company. To the Company’s and the Selling Stockholders’ knowledge, STMicroelectronics has not been eligible for or received the benefit of any Tax credit (including research and development credits) or other subsidy or rebate from a Governmental Entity or other third party with respect to any of the amounts paid by STMicroelectronics to the Company and its Subsidiaries since January 1, 2005. To the Company’s and the Selling Stockholders’ knowledge, STMicroelectronics has not been eligible for or received the benefit of any Tax credit (including research and development credits) or other subsidy or rebate from a Governmental Entity or other third party with respect to more than 5% of the amounts paid by STMicroelectronics to the Company and its Subsidiaries during the period from January 1, 2002 through December 31, 2004.
          2.29 No Commitments Regarding Future Products. The Company has made no sales to customers that are contingent upon providing future enhancements of existing products, to add features not presently available on existing products or to otherwise enhance the performance of its existing products other than beta or similar arrangements pursuant to which the Company’s customers from time to time test or evaluate products. The products the Company has delivered to customers substantially comply with published specifications for such products and the Company has not received material complaints from customers about its products that remain unresolved. Section 2.29 of the Company Disclosure Schedule accurately sets forth a complete list of products in development.
          2.30 Forecasts. The estimates, projections, forecasts or plans delivered by the Selling Stockholders, the Company or any of their respective advisors to the Acquiror during its due diligence of the Company and its Subsidiaries were prepared in good faith, but there is no assurance given that they will turn out to have been accurate predictions of future events.
          2.31 Representations Complete. None of the representations or warranties made by the Selling Stockholders herein or in any Schedule hereto, including the Company Disclosure Schedule, or certificate furnished by the Selling Stockholders pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Closing any untrue statement of a material fact, or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.
          2.32 No Other Representations and Warranties Relating to the Company. Except as set forth herein or in any Schedule hereto, including the Company Disclosure Schedule, or certificate furnished by the Selling Stockholders pursuant to this Agreement, the Selling Stockholders make no other representation or warranty.

          2.33 Fraud and Intentional Misrepresentation. To the knowledge of each Selling Stockholder, none of the Selling Stockholders has engaged in fraud or made any intentional misrepresentation in connection with the transactions contemplated by this Agreement.
SECTION THREE
     3. Representations and Warranties of Selling Stockholders.
     Each Selling Stockholder hereby represents and warrants to the Acquiror, as to himself, herself or itself, as the case may be, as follows:
          3.1 Power, Authorization and Validity. The Selling Stockholder has all requisite legal and, to the extent applicable, corporate power, and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved and authorized by all necessary action, including, if applicable, corporate action, by or on behalf of such Selling Stockholder. This Agreement has been duly executed and delivered by such Selling Stockholder or its attorney-in-fact pursuant to a valid power of attorney and constitutes a valid and binding obligation of the Selling Stockholder, subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief and equitable remedies. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to the Selling Stockholder in connection with the execution and delivery of this Agreement by the Selling Stockholder or the consummation by the Selling Stockholder of the transactions contemplated hereby.
          3.2 Title to Stock. The Selling Stockholder is the sole owner of the Shares reflected next to such Selling Stockholder’s name on Exhibit A and has or will have, as of the Closing, good, valid and marketable title to such Stock free and clear of all restrictions, claims, liens, charges, encumbrances and equities whatsoever. The Selling Stockholder represents that he, she or it has or will have, as of the Closing, full right, power and authority to sell, transfer and deliver such Stock to the Acquiror, and, upon delivery of the certificate or certificates therefor duly endorsed for transfer to the Acquiror and the Acquiror’s payment for and acceptance thereof, will transfer to the Acquiror good, valid and marketable title thereto free and clear of any restriction, claim, lien, charge, encumbrance or equity whatsoever. The Selling Stockholder is not party to any voting trust, agreement or arrangement affecting the exercise of the voting rights of the Shares, other than the Company Shareholders Agreements (as defined below), all of which agreements terminate by their terms at the Closing. There is no action, proceeding, claim or, to the Selling Stockholder’s knowledge, investigation against the Selling Stockholder or the Selling Stockholder’s assets, properties or, as applicable, any of the Selling Stockholder’s respective officers, directors, members of the Management Board or members of the Supervisory Board, pending or, to the Selling Stockholder’s knowledge, threatened, at law or in equity, or before any court, arbitrator or other tribunal, or before any administrative law judge, hearing officer or administrative agency relating to or in any other manner impacting upon the Shares held by such Selling Stockholder.

          3.3 No Violation. Other than those rights waived pursuant to Section 6.15, the execution, delivery and performance of this Agreement, and the consummation of the Purchase and the other transactions contemplated by this Agreement do not and will not conflict with or result in a violation of the Applicable Organizational Documents, the shareholders agreement among the Company and certain of its shareholders dated as of March 19, 2003 (the “Shareholders Agreement”), the shareholders agreement among the Company and certain of its shareholders dated as of May 20, 2003 (the “First Warrant Shareholders Agreement”), the shareholders agreement among the Company and four of its employee-shareholders dated as of April 30, 2001 (the “Special Employee-Shareholders Agreement”), the shareholders agreement among the Company and certain of its employee-shareholders dated as of March 28, 2001 (the “Main Employee-Shareholders Agreement” and collectively, with the Shareholders Agreement, the First Warrant Shareholders Agreement, the Special Employee-Shareholders Agreement and the Main Employee- Shareholders Agreement, the “Company Shareholders Agreements”), or partnership agreement of the Selling Stockholder, or conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default or result in the creation or imposition of any lien, charge or encumbrance upon any of the Selling Stockholder’s Shares under, (a) any instrument, indenture, lease, mortgage or other agreement or contract to which the Selling Stockholder is a party or to which such Selling Stockholder or any of such Selling Stockholder’s assets or properties may be subject or (b) any federal, state, local or foreign judgment, writ, decree, order, ordinance, statute, rule or regulation applicable to the Selling Stockholder or the Selling Stockholder’s assets or properties. The consummation of the Purchase and the other transactions contemplated by this Agreement will not require the consent of any third person with respect to the rights, licenses, franchises, leases or agreements of the Selling Stockholder.
          3.4 Acknowledgment. The Selling Stockholder hereby acknowledges that the Selling Stockholder has read this Agreement, the Escrow Agreement and the other documents to be delivered in connection with the consummation of the transactions contemplated hereby and has made an independent examination of the transactions contemplated hereby (including the tax consequences thereof). The Selling Stockholder acknowledges that the Selling Stockholder has had an opportunity to consult with and has relied solely upon the advice, if any, of the Selling Stockholder’s legal counsel, financial advisors, or accountants with respect to the transactions contemplated hereby to the extent the Selling Stockholder has deemed necessary, and has not been advised or directed by the Acquiror, the Company or their respective legal counsel or other advisors in respect of any such matters and has not relied on any such parties in connection with this Agreement and the transactions contemplated hereby.
          3.5 Investment Representations. Either Selling Stockholder is located outside the United States at the time such Selling Stockholder enters into this Agreement or otherwise committed itself to do so and shall not sell, transfer or otherwise dispose of the Acquiror Stock it receives in this transaction for a period of at least one year following the Closing Date, or:
               (a) Selling Stockholder is sophisticated in transactions of this type and capable of evaluating the merits and risks of the transactions described herein and has the capacity to protect its own interests. Selling Stockholder has not been formed solely for the purpose of entering into the transactions described herein and is acquiring the Acquiror Stock for investment for its own account, not as a nominee or agent, and not with the view to, or for resale, distribution thereof, in whole or in part.
               (b) Selling Stockholder has not and does not presently intend to enter into any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or pledge the Acquiror Stock, other than to an affiliate, partner or former partner of such Selling Stockholder in compliance with the Securities Act.
               (c) Selling Stockholder acknowledges its understanding that the Acquiror intends to distribute the Acquiror Stock pursuant to a private placement exempt from registration under the Securities Act. In furtherance thereof, Selling Stockholder represents and warrants that it is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act, has the financial ability to bear the economic risk of its investment and has adequate means for providing for its current needs and personal contingencies.
               (d) Selling Stockholder agrees that it shall not sell or otherwise transfer any of the Acquiror Stock unless (i) pursuant to registration under the Securities Act, as contemplated by Section 6.17, (ii) pursuant to Rule 144 (or any successor rule) under the Securities Act, (iii) to an affiliate, partner or former partner of such Selling Stockholder in compliance with the Securities Act, or (iv) pursuant to an opinion of counsel reasonably satisfactory to the Acquiror that no violation of the Securities Act will be involved in such transfer. Selling Stockholder fully understands that none of the Acquiror Stock issued in connection with the Purchase has been registered under the Securities Act or under the securities laws of any applicable state or other jurisdiction and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless subsequently registered under the Securities Act and under the applicable securities laws of such states or jurisdictions or an exemption from such registration is available. Selling Stockholder understands the lack of liquidity and restrictions on transfer of the Acquiror Stock and that this investment is suitable only for a person or entity of adequate financial means that has no need for immediate liquidity of this investment and that can afford a total loss of its investment.
SECTION FOUR
     4. Representations and Warranties of Acquiror.
          Except as disclosed in a document dated as of the date of this Agreement and delivered by the Acquiror to the Company prior to the execution and delivery of this Agreement (the “Acquiror Disclosure Schedule”), the Acquiror hereby represents and warrants to the Selling Stockholders as follows:
          4.1 Organization, Standing and Power. The Acquiror is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Acquiror has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would, individually or in the aggregate, have a Material Adverse Effect on the Acquiror. The Acquiror has delivered or made available a true and correct copy of its Charter and Bylaws each as amended to date, to the Company or its counsel. Neither the Acquiror nor any of its subsidiaries is in violation of any material provisions of its Charter or Bylaws or equivalent organizational documents.
          4.2 Capital Structure. The authorized capital stock of the Acquiror consists of 75,000,000 shares of Acquiror Common Stock, US$0.00015 par value, and 5,000,000 shares of Acquiror Preferred Stock, US$0.00015 par value, of which 26,889,628 shares of Acquiror Common Stock and no shares of Acquiror Preferred Stock were issued and outstanding as of the close of business on October 20, 2006. All outstanding shares of capital stock of the Acquiror have been duly authorized and validly issued, are fully paid and nonassessable. The Acquiror Common Stock constitutes the only class of equity securities of the Acquiror or any of its subsidiaries registered or required to be registered under the Exchange Act. The shares of Acquiror Stock to be issued in the Purchase have been duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free of any preemptive right created by statute, the Charter or Bylaws of the Acquiror or any agreement to which the Acquiror is a party or by which it is bound.
          4.3 Authority. The Acquiror has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Acquiror. This Agreement has been duly executed and delivered by the Acquiror and constitutes the valid and binding obligations of the Acquiror, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
          4.4 No Conflict; Required Filings and Consents.
               (a) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Charter or Bylaws or other organizational documents of the Acquiror, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Acquiror or its properties or assets, except where such conflicts, violations and defaults would not, individually or in the aggregate, have a Material Adverse Effect on the Acquiror.
               (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to the Acquiror, in connection with the execution and delivery of this Agreement by the Acquiror, or the consummation by the Acquiror, of the transactions contemplated hereby, except for (i) the filing of a Form 8-K with the U.S. Securities Exchange Commission (the “SEC”) and National Association of Securities Dealers (“NASD”) within 4 business days after the execution and delivery of this Agreement and within 4 business days after the Closing Date, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Exchange Act or the Securities Act, (iii) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (iv) the filing with the NASDAQ of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Stock issuable under the Purchase, (v) foreign investments in France, (vi) competition law, and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on the Acquiror and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.
          4.5 SEC Documents. The Acquiror has timely filed all required reports, statements and documents with the SEC, all of which have, to the best of the Acquiror’s knowledge, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. The Acquiror has made available to the Company true and complete copies of all forms, reports, statements and documents filed with the SEC and all reports, statements and other information provided by the Acquiror to its stockholders (collectively, the “SEC Reports”). As of their respective dates, the SEC Reports did not contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          4.6 Brokers’ and Finders’ Fees. Acquiror has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, other than those of RBC Capital Markets Corporation.
          4.7 Financial Statements. The consolidated financial statements (including any notes thereto) contained in the SEC Reports (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q or 8-K promulgated by the SEC) and (iii) each presented fairly, in all material respects, the consolidated financial position of the Acquiror and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have a material adverse effect on the business, properties, financial condition or operating results of the Acquiror, as such business is presently conducted). The Acquiror does not intend to correct or restate, nor, to the Acquiror’s knowledge, is there any basis for any correction or restatement of, any aspect of any of the consolidated financial statements contained in the SEC Reports. The Acquiror has not had any material disagreement with any of its auditors regarding accounting matters or policies during any of its past three full years or during the current fiscal year-to-date which disagreements would require disclosure to the Acquiror’s Board of Directors. The books and records of the Acquiror and each of its subsidiaries have been, and are being maintained in all material respects in accordance with applicable legal and accounting requirements and the consolidated financial statements contained in the SEC Reports are consistent with such books and records.

          4.8 Internal Controls. The Acquiror and each of its subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP (including the consolidated financial statements contained in the SEC Reports), including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect in all material respects the transactions and dispositions of the assets of the Acquiror and its subsidiaries, (ii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Acquiror and its subsidiaries are being made only in accordance with appropriate authorizations of management and the Board of Directors of the Acquiror and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the material assets of the Acquiror and its subsidiaries. Neither the Acquiror nor any of its subsidiaries (including any employee thereof) nor, to the Acquiror’s knowledge, the Acquiror’s independent auditors, has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Acquiror and its subsidiaries, (ii) any fraud, whether or not material, that involves the Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Acquiror and its subsidiaries or (iii) any claim or allegation regarding any of the foregoing.
          4.9 Changes. Since the date of the Acquiror’s most recent quarterly report on Form 10-Q or most recent periodic report on Form 8-K filed with the SEC, (i) there has not been any Acquiror development that has not otherwise been publicly disclosed that would have a material adverse effect on the business, properties, financial condition or operating results of the Acquiror, as such business is presently conducted, (ii) the Acquiror and its subsidiaries have not incurred any debts or liabilities except for debts or liabilities incurred in the ordinary course of business and except in connection with obligations under contracts and commitments incurred in the ordinary course of business, (iii) the Acquiror and its subsidiaries have not entered into or terminated any of its material contracts and (iv) there has not been any change in the assets, liabilities, financial condition or operating results of the Acquiror and its subsidiaries from that reflected in the consolidated financial statements included with the most recent quarterly report on Form 10-Q, except changes in the ordinary course of business that have not been, in the aggregate, materially adverse.
          4.10 Registration Rights. Except as contemplated hereby, the Acquiror has not granted or agreed to grant any registration rights, including piggy-back rights, to any person or entity.
          4.11 Registration of Common Stock. Acquiror Common Stock is registered pursuant to Section 12(g) of the Exchange Act and is listed on NASDAQ, and the Acquiror has taken no action with the intention of, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or delisting the Acquiror Common Stock from NASDAQ. The Acquiror has not been notified by NASDAQ of any action or potential action by NASDAQ or of any violation of any NASDAQ Rules that could result in the delisting of Acquiror Common Stock from NASDAQ.

SECTION FIVE
     5. Conduct Prior to the Closing. Throughout this Section 5, each of the covenants of the Selling Stockholders shall be made on a several but not joint basis, except as specifically identified herein.
          5.1 Conduct of Business of Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, the Selling Stockholders other than SGAM AI, shall cause the Company (except to the extent expressly contemplated by this Agreement or as consented to in writing by the Acquiror, such consent not to be unreasonably withheld or delayed), to carry on its and its Subsidiaries’ business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its Subsidiaries to pay debts and Taxes when due, subject to the Acquiror’s consent (such consent not to be unreasonably withheld or delayed) to the filing of material Tax Returns, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its and its Subsidiaries’ present business organization, keep available the services of its and its Subsidiaries’ present officers and Key Employees and preserve its and its Subsidiaries’ relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its Subsidiaries, to the end that its and its Subsidiaries’ goodwill and ongoing businesses shall be unimpaired at the Closing. The Selling Stockholders shall promptly notify the Acquiror of any event or occurrence not in the ordinary course of the Company or its Subsidiaries’ business, and of any event which could have a Material Adverse Effect. Without limiting the foregoing, except as expressly contemplated by this Agreement, the Selling Stockholders other than SGAM AI shall cause the Company not to do, cause or permit any of the following, or allow, cause or permit any of its Subsidiaries to do, cause or permit any of the following, without the prior written consent of the Acquiror (such consent not to be unreasonably withheld or delayed):
               (a) Material Contracts. Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its Material Contracts, other than in the ordinary course of business consistent with past practice;
               (b) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement;
               (c) Intellectual Property. Transfer to any person or entity any rights to its Intellectual Property other than in the ordinary course of business;
               (d) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

               (e) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its Subsidiaries’ business, taken as a whole, except in the ordinary course of business consistent with past practice;
               (f) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;
               (g) Leases. Enter into operating lease in excess of €10,000;
               (h) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of €10,000 in any one case or €100,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements;
               (i) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice;
               (j) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;
               (k) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business;
               (l) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan, or hire any new officer level employee, director level employee, or employee at the level of a member of the Management Board or Supervisory Board (except that it may hire a replacement for any current such level employee if it first provides the Acquiror advance notice regarding such hiring decision), pay any special bonus or special remuneration to any employee or officer, director, member of the Management Board or member of the Supervisory Board, or increase the salaries or wage rates of its employees;
               (m) Severance Arrangement. Grant any severance or termination pay (i) to any officer, director, member of the Management Board or member of the Supervisory Board or (ii) to any other employee except (A) payments made pursuant to standard written agreements outstanding on the date of this Agreement or (B) grants which are made in the ordinary course of business in accordance with its standard past practice;
               (n) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with the Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement;

               (o) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its Subsidiaries’ business, taken as a whole;
               (p) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement with any Taxing Authority in respect of Taxes of the Company or any Subsidiary, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;
               (q) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;
               (r) Applicable Organizational Documents. Cause or permit any amendments to its or its Subsidiaries’ Applicable Organizational Documents, other than the changes required as a result of the exercise of the Company Warrants;
               (s) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, officers, directors, members of the Management Board, members of the Supervisory Board and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its Subsidiaries;
               (t) Stock Warrants, Etc. Accelerate, amend or change the period of exercisability or vesting of options, warrants or other rights to purchase Company Capital Stock or authorize cash payments in exchange for any options, warrants or other such rights; or
               (u) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through and including (t) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.
          5.2 No Shop.
               (a) Other than in connection with (i) the exercise (if any) of the drag along right contained in the Company Shareholders Agreements and (ii) the call option rights contained in the call option agreements (promesses de vente) entered into prior to the date of this Agreement between certain Selling Stockholders, as described in Section 2.8(b)(1) of the Company Disclosure Schedule (the “Call Option Agreements”), the Selling Stockholders shall not, and the Selling Stockholders other than SGAM AI shall cause the Company, its

Subsidiaries, all of its and their Affiliates, officers, directors, members of the Management Board, members of the Supervisory Board, employees, representatives or agents of the Selling Stockholders, the Company or any of the Subsidiaries (collectively, the “Representatives”) not to, directly or indirectly, (i) discuss, knowingly encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of the Company or any of its Subsidiaries or any capital stock or other ownership interests of the Company or any of its Subsidiaries (including, without limitation, any public offering or registration of shares of the Company) other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any person, any information concerning the business, operations, properties or assets of the Company or its Subsidiaries in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing, including without limitation, in connection with the exercise of preemptive rights under the Company Shareholders Agreements.
               (b) The Selling Stockholders shall, and the Selling Stockholders other than SGAM AI shall cause the Company to, notify the Acquiror orally and in writing promptly (but in no event later than 24 hours) after receipt by any of the Selling Stockholders or the Company of any proposal or offer from any person other than the Acquiror to effect an Acquisition Transaction or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiary by any person other than the Acquiror in a view to complete an Acquisition Transaction. Such notice shall indicate the identity of the person making the proposal or offer, or intending to make a proposal or offer or requesting non-public information or access to the books and records of the Company, the material terms of any such proposal or offer, or modification or amendment to such proposal or offer and copies of any written proposals or offers or amendments or supplements thereto. The Selling Stockholders shall keep the Acquiror informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such proposal, offer, indication or request.
               (c) The Selling Stockholders shall, and the Selling Stockholders other than SGAM AI shall cause the Company, its Subsidiaries and their Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than the Acquiror) conducted heretofore with respect to any Acquisition Transaction. The Selling Stockholders shall not (and the Selling Stockholders other than SGAM AI shall cause the Company and its Subsidiaries not to) release any third party from the confidentiality and standstill provisions of any agreement to which the Company or any of its Subsidiaries is a party.

SECTION SIX
     6. Additional Agreements. Throughout this Section 6, each of the covenants of the Selling Stockholders shall be made on a several and not joint basis, except as specifically identified herein.
               6.1 Commercially Reasonable Efforts and Further Assurances. Subject to the terms and conditions of this Agreement and the requirements of applicable law, each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.
               6.2 Consents; Cooperation.
                              (a) Each of the parties shall use its reasonable efforts to promptly (i) obtain from any Governmental Entity any material consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the parties or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder and (ii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Purchase required under the Securities Act and the Exchange Act and any other applicable federal or state securities laws.
                              (b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Section 8, each party shall promptly notify the other party in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity or any other person (i) challenging or seeking material damages in connection with this Agreement or the transactions contemplated hereunder or (ii) seeking to restrain or prohibit the consummation of the Purchases or the transactions contemplated hereunder or otherwise limit the right of the Acquiror or its subsidiaries to own or operate all or any portion of the businesses or assets of the Company.
                              (c) Each of the parties shall give or cause to be given any required material notices to third parties identified on Schedule 6.2(c), and use its reasonable efforts to obtain all material consents, waivers and approvals from third parties (i) necessary, proper or advisable to consummate the transactions contemplated hereunder, (ii) disclosed or required to be disclosed in the Company Disclosure Schedule or the Acquiror Disclosure Schedule, or (iii) required to prevent a Material Adverse Effect on the Company or the Acquiror from occurring prior to or after the Closing, each as identified on Schedule 6.2(c). In the event that the Acquiror or the Company shall fail to obtain any third party consent, waiver or approval described in this Section 6.2(c), it shall use its reasonable efforts, and shall take any such actions reasonably requested by the other party, to minimize any adverse effect upon the Acquiror and the Company, their respective subsidiaries and their respective businesses resulting (or which could reasonably be expected to result after the Closing) from the failure to obtain such consent, waiver or approval, provided that no party hereto or the Company shall be required to make payments to any third parties to induce their consent, waiver or approval.
               (d) Each of the parties will, and (save for the Selling Stockholders incorporated as investment funds, fonds communs de placements à risques, fonds communs de placement dans l’innovation and societé de capital risque) will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action and contemplated by this Agreement.
          6.3 Access to Information.
               (a) The Selling Stockholders other than SGAM AI shall cause the Company to afford the Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours upon reasonable notice during the period prior to the earlier of the termination of this Agreement in accordance with Section 8 or the Closing to (i) all of the Company’s properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel, Taxes and Tax Returns of the Company as the Acquiror may reasonably request provided that such access shall not unduly disrupt the Company’s normal business activities. The Selling Stockholders other than SGAM AI shall cause the Company to provide to the Acquiror and its accountants, counsel and other representatives copies of internal financial statements promptly upon request. The Acquiror shall afford the Company and its accountants, counsel and other representatives, reasonable access during normal business hours upon reasonable notice during the period prior to the earlier of the termination of this Agreement in accordance with Section 8 or the Closing to (i) all of the Acquiror’s and its subsidiaries’ properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of the Acquiror and its subsidiaries as the Company may reasonably request provided that such access shall not unduly disrupt the Acquiror’s normal business activities. The Acquiror agrees to provide to the Company and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.
               (b) Subject to compliance with applicable law, from the date hereof until the earlier of the termination of this Agreement in accordance with Section 8 or the Closing, each of the Acquiror and the Company shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

               (c) No information or knowledge obtained in any investigation pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Purchase.
          6.4 Confidentiality. The parties acknowledge that the Acquiror and the Company have previously executed a non-disclosure agreement dated October 4, 2005 as amended by the letter agreement between the Acquiror and the Company dated March 31, 2006 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.
          6.5 Public Disclosure. Unless otherwise permitted by this Agreement, the Selling Stockholders other than SGAM AI shall cause the Company to consult with the Acquiror before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by law or to obtain necessary third party consents or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD.
          6.6 Escrow Agreement. On or before the Closing, the Escrow Agent and the Stockholders’ Representative (each as hereinafter defined) will execute the Escrow Agreement contemplated by Section 9 in the form attached hereto as Exhibit D (“Escrow Agreement”).
          6.7 Blue Sky Laws. The Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Acquiror Stock in connection with the Purchase. The Company shall use its reasonable best efforts to assist the Acquiror as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of the Acquiror Stock in connection with the Purchase.
          6.8 Employment Agreements. On the Closing Date, the Selling Stockholders other than SGAM AI will use their reasonable best efforts to cause the Designated Employees to execute and deliver to the Acquiror the Employment Agreements.
          6.9 Spreadsheet. The Company shall deliver to the Acquiror a spreadsheet (the “Spreadsheet”) in a form reasonably acceptable to the Acquiror, which spreadsheet shall be certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing and which shall include, among other things, as of the Closing, (i) all Selling Stockholders and their respective addresses, (ii) the number of Shares held by such persons (including the respective certificate numbers), the date of acquisition of such Shares, (iii) the cash portion of the Remaining Amount to be paid to each Selling Stockholder, (iv) the number of shares of the Remaining Amount to be delivered to each Selling Stockholder (v) the amount of cash and Acquiror Stock to be deposited into the Escrow Fund on behalf of each Selling Stockholder, and such other information relevant thereto or which the Acquiror may reasonably request. The Company shall deliver the Spreadsheet two (2) Business Days prior to the Closing Date.

          6.10 Non-Competition; Non-Solicitation; Confidentiality.
               (a) For a period of three (3) years from and after the Closing Date, the Designated Employees shall not, directly or indirectly, own, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in developing software that enables voice or video internet protocol communications and/or services or that otherwise competes with the Company or any of the Subsidiaries (a “Restricted Business”); provided, however, that the restrictions contained in this Section 6.10(a) shall not restrict the acquisition by such Designated Employees, directly or indirectly, of less than 5% of the outstanding capital stock of any company engaged in a Restricted Business.
               (b) For a period of three (3) years from and after the Closing Date, the Designated Employees shall not, directly or indirectly: (i) cause, solicit, induce or encourage any employees of the Company or its Subsidiaries to leave such employment or hire, employ or otherwise engage any such individual; or (ii) cause, induce or encourage any material client, customer, supplier, or licensor of the Company or any of its Subsidiaries (including any existing or former customer of the Company or its Subsidiaries) or any other person who has a material business relationship with the Company or any of its Subsidiaries, to terminate or adversely modify any such actual relationship.
               (c) From and after the Closing Date, each Selling Stockholder shall not and, where applicable, shall cause their officers, directors, members of the Management Board, members of the Supervisory Board, employees and Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any person other than authorized officers, directors, members of the Management Board, members of the Supervisory Board and employees of the Acquiror or use or otherwise exploit for its own benefit or for the benefit of anyone other than the Acquiror, any Confidential Information (as defined below). Each Selling Stockholder shall not have any obligation to keep confidential (or cause its officers, directors, members of the Management Board, members of the Supervisory Board or Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by applicable law; provided, however, that in the event disclosure is required by applicable law, the Selling Stockholder shall, to the extent reasonably possible, provide the Acquiror with prompt notice of such requirement prior to making any disclosure so that the Acquiror may seek an appropriate protective order. For purposes of this Section 6.10(c), “Confidential Information” means any information with respect to the Company or any of its Subsidiaries, including methods of operation, customer lists, products, prices, fees, costs, technology, inventions, trade secrets, know-how, software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters. “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder.
               (d) The covenants and undertakings contained in this Section 6.10 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 6.10 will cause irreparable injury to the Acquiror, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 6.10 will be inadequate. Therefore, the Acquiror will be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 6.10 without the necessity of proving actual damage. The rights and remedies provided by this Section 6.10 are cumulative and in addition to any other rights and remedies which the Acquiror may have hereunder or at law or in equity.
          6.11 Company Transaction Expenses. The Company Transaction Expenses, the Company’s Accounting Fees, the Independent Accountant Fees and the Independent Accountant Fees Excess shall be paid as follows:
               (a) The Acquiror shall be entitled to reimbursement for such Company Transaction Expenses (to the extent not reflected in the Purchase Price Adjustment) solely out of the Warranty Escrow Fund. No later than three business days prior to the Closing Date, the Selling Stockholders shall deliver to the Acquiror (i) final invoices in respect of the Company Transaction Expenses from third-party service providers to whom payments are required to be made by the Company or any of the Subsidiaries, and (ii) a statement of the Company setting forth an estimate of the aggregate amount of Company Transaction Expenses (whether or not paid as of such date) as of the Closing Date. On the Closing Date prior to the Closing, the Selling Stockholders shall deliver to the Acquiror a statement of the Company setting forth the aggregate amount of Company Transaction Expenses as of the Closing Date (whether or not paid as of such date). The Selling Stockholders other than SGAM AI shall cause the Company to pay and discharge all such Company Transaction Expenses at or prior to the Closing. All final invoices shall provide that the amounts set forth therein represent payment in full for all fees and expenses payable by the Company in connection with the transactions contemplated by this Agreement.
               (b) In the event the Purchase is not consummated:
                    (i) 50% of the Company’s Accounting Fees (and any VAT payable on it), up to a maximum amount of €200,000, shall be invoiced by the Company to the Acquiror and promptly paid by the Acquiror to the Company.
                    (ii) The Independent Accountant Fees and the Independent Accountant Fees Excess (and any VAT payable on them as the case may be) shall be borne directly by the Acquiror and shall not be invoiced to the Company.
               (c) The “Company Transaction Expenses” shall mean any brokers, bankers, finders, legal, auditing or other third party service provider fees and expenses incurred by the Company in connection with the preparation and review of the transactions set forth herein; provided that “Company Transaction Expenses” shall not include(i) the entire amount of the Company’s Accounting Fees (plus any VAT payable on it) up to a maximum amount of $300,000 and (ii) 50% of the Independent Accountant Fees (plus any VAT payable on it), which amounts set forth in clauses (i) and (ii) shall be credited to the Net Cash to the extent such amounts were paid, recorded as a liability or accrued by the Company prior to Closing.

               (d) The “Company’s Accounting Fees” shall mean KPMG’s and SOFIRA’s fees and expenses (VAT excluded) incurred with respect to the preparation of the Company’s audited financial statements for 2005 and reviewed financial statements for the first two quarters of 2006.
               (e) The “Independent Accountant Fees” shall mean the fees and expenses (VAT excluded) up to a maximum of $60,000 of Mr. Barry Swenson or any of its affiliates incurred with respect to the preparation of the Company’s audited financial statements for 2005 and reviewed financial statements for the first two quarters of 2006.
               (f) The “Independent Accountant Fees Excess” shall mean the fees and expenses (VAT excluded) above the amount of $60,000 of Mr. Barry Swenson or any of its affiliates incurred with respect to the preparation of the Company’s audited financial statements for 2005 and reviewed financial statements for the first two quarters of 2006.
               (g) The “Accountant Fees” shall mean the Company’s Accounting Fees, the Independent Accountant Fees and the Independent Accountant Fees Excess.
          6.12 Notification of Certain Matters. On or before the Closing Date, the Selling Stockholders shall give notice to the Acquiror and the Acquiror shall give notice to the Selling Stockholders, as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by it to be untrue or inaccurate in any material respect at any time after the date hereof and prior to the Closing, (b) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (c) the institution of or the threat of institution of any legal proceeding against any of the Acquiror, the Selling Stockholders, the Company or any of its Subsidiaries related to this Agreement or the transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 6.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the parties hereto.
          6.13 Release. Each Selling Stockholder hereby unconditionally releases and forever discharges the Acquiror, its affiliates and the respective affiliates, officers and directors of the Acquiror and its affiliates, effective as of the Closing, from (a) any and all obligations or duties the Company might have to such Selling Stockholder and (b) any and all claims of liability, whether legal or equitable, of every kind and nature, which such Selling Stockholder ever had, now has or may claim against the Company in relation to events, facts or circumstances that occurred or existed prior to the Closing Date; provided, however, that this release shall exclude (i) those liabilities of the Acquiror under this Agreement, (ii) if such Selling Stockholder is an officer, director, member of the Management Board, member of the Supervisory Board or employee of the Company or any Subsidiary of the Company, this release shall exclude, to the extent applicable, (A) compensation (including bonuses), if any, for the current pay period not yet paid, (B) reimbursement for expenses incurred by such Selling Stockholder in the ordinary course of his or her employment which are reimbursable under the expense reimbursement policies of the Company or any Subsidiary (C) accrued vacation, subject to the policies on accrual and carryforward of the Company or any Subsidiary and (D) any other claims that such

Selling Stockholder may have due to his or her status as a member of the Management Board or employee of the Company and (iii) any claims against any officer, director, member of the Management Board or member of the Supervisory Board of the Company or any Subsidiary based on fraud (but not including any claim for which such officer, director, member of the Management Board or member of the Supervisory Board is entitled to indemnification from the Company or such Subsidiary). This Section 6.13 shall be for the benefit of, and shall be enforceable by, the Company, the Acquiror, any other subsidiary of the Acquiror, and their respective affiliates, officers and directors.
          6.14 Resignation of Officers, Directors, Members of the Management Board and Members of the Supervisory Board. The Selling Stockholders other than SGAM AI shall cause each of the members of the Existing Supervisory Board to submit a letter of resignation as a member of the Supervisory Board of the Company, effective on or before the Closing Date or shall otherwise cause the removal of such member of the Supervisory Board prior to the Closing Date.
          6.15 Preemptive Right. Each Selling Stockholder waives to the fullest extent possible the benefit of the preemptive right accruing to the benefit of such Selling Stockholder provided for in the Company Shareholders Agreements (the “Preemptive Right”) and acknowledges that the execution and delivery of this Agreement, shall be deemed notification by and to such Selling Stockholder as required in such agreements; provided, however, that, vis-à-vis the relevant third parties concerned by the Preemptive Right but not party to this Agreement, each Selling Stockholder shall provide due notification of such contemplated transfer of the Shares held by such Selling Stockholder in accordance with the terms and conditions of such agreements.
          6.16 Transfer Restrictions for Top Management. In addition to all other transfer restrictions and legend requirements set forth herein, each member of the Top Management (Richard Moustiés, Thierry Raymond and Abel Mikati) hereby agrees not to sell, transfer, pledge or otherwise dispose of 80% of the Acquiror Stock each such person shall receive pursuant to this Agreement, including any shares of Acquiror Stock deposited in the Escrow Fund on behalf of any of the Top Management (the “Lockup Shares”), for a period of two years following the Closing Date; provided that 1/6th of each such person’s Lockup Shares may be sold, transferred, pledged or otherwise disposed of by such person beginning on the first anniversary of the Closing Date; provided however, that all Lockup Shares may be sold to the acquiring party in a Change of Control (as hereinafter defined) of the Acquiror; provided further that such restrictions on Lockup Shares shall continue in full force and effect immediately following such Change of Control with respect to any shares of equity securities received in exchange or as consideration for the Lockup Shares in such Change of Control transaction. For purposes of this Section 6.16, a “Change of Control” shall mean: the acquisition of the Acquiror by another entity by means of any transaction or series of related transactions to which the Acquiror is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes), that results in the voting securities of the Acquiror outstanding immediately prior thereto failing to represent immediately after such transaction or series of transactions (either by remaining outstanding or by being converted into voting securities of the surviving entity or the entity that controls such surviving entity) a majority of the total voting power represented by the outstanding voting securities of the Acquiror, such surviving entity or the entity that controls such surviving entity; or (b) a sale, lease or other conveyance of all or substantially all of the assets of the Acquiror.
          6.17 Registration Statement on Form S-3. The Acquiror will use its commercially reasonable efforts to file a Registration Statement on Form S-3 (so long as the Acquiror is then eligible to use such form) with respect to the resale of the shares of Stock Consideration within 10 days following the filing of the Acquiror’s Item 2.01 8-K/A with respect to the Purchase that contains all financial statements required to be filed as exhibits thereto, and will use its commercially reasonable efforts to (i) cause such Registration Statement to be declared effective by the SEC as soon as practicable thereafter and (ii) keep such registration statement effective for a period of up to one hundred eighty (180) days following the termination of the Escrow Fund pursuant to Section Nine or, if earlier, until the distribution contemplated in the registration statement has been completed. The Acquiror shall pay the legal fees for its own counsel, as well as the filing fees associated with such registration statement but the Selling Stockholders shall pay their own legal fees as well as any underwriting discounts or commissions associated with sales of shares pursuant to the registration statement. The Acquiror’s obligations pursuant to this Section 6.17 shall be conditioned upon receipt from each Selling Stockholder of such information concerning such Selling Stockholder as is required to be set forth in the Registration Statement under the Securities Act and applicable rules and regulations thereunder. The Acquiror may by written notice to the Selling Stockholders, require that the Selling Stockholders immediately cease the sale of shares pursuant to such Registration Statement if the Acquiror’s Board of Directors determines in good faith that, due to pending material corporate developments, it is in the best interests of the stockholders of the Acquiror to suspend the use of the Registration Statement. Upon receipt of such notice, the Selling Stockholders shall immediately discontinue any sales under the Registration Statement until advised in writing by the Acquiror that such Registration Statement may again be used. The Selling Stockholders severally, and not jointly, shall indemnify and hold harmless the Acquiror, each of its directors, each of its officers who sign the Registration Statement and each person, if any, who controls the Acquiror within the meaning of the Securities Act, against any Damages (as hereinafter defined) to which such indemnified persons become subject under the Securities Act or the Exchange Act or any other federal or state statutory law or regulation insofar as such Damages arise out of or are based upon (i) any failure on the part of the Selling Stockholder to comply with the covenants or agreements herein or (ii) any untrue or alleged untrue statement of any material fact contained in the Registration Statement or the prospectus contained therein or any amendment or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with the written information furnished to the Acquiror by or on behalf of such Selling Stockholder for the express purpose of inclusion in such Registration Statement or the prospectus contained therein or any amendment or supplement thereto. In addition to the foregoing, the Acquiror shall, as expeditiously as reasonably possible:
               (a) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

               (b) furnish to the Selling Stockholders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Stock Consideration owned by them;
               (c) use all commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Selling Stockholders, provided that the Acquiror shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;
               (d) notify each Selling Stockholder at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;
               (e) cause all such Stock Consideration registered pursuant to this Section 6.17 to be listed on a national exchange or trading system and on each securities exchange and trading system on which similar securities issued by the Acquiror are then listed; and
               (f) provide a transfer agent and registrar for all Stock Consideration registered pursuant to this Agreement and a CUSIP number for all such Stock Consideration, in each case not later than the effective date of such registration.
          6.18 Registration with French Tax Authority. The Acquiror shall be responsible for registration of each Share transferred under this Agreement with French tax authorities and all stamp duties payable upon such registration (which amounts paid by the Acquiror shall be credited toward the Purchase Price as set forth in Section 1).
          6.19 Selling Stockholders Advisors Fees. The fees of Richards Butler LLP (“Richards Butler”), Sardis Capital Limited (“Sardis”) and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson”) in connection with the negotiation, preparation and delivery of this Agreement and the transactions contemplated hereby (the “Selling Stockholders Advisors Fees”) shall be paid in cash as follows:
               (a) The fees of Richards Butler in connection with the negotiation, preparation and delivering of this Agreement and the transactions contemplated hereby (the “Richards Butler Fees”) shall be paid in cash in Euros as follows:
                    (i) Upon Closing, upon request of the Richards Butler Clients (as defined below) made hereby under Article 1277 of the French Civil Code, the Acquiror shall pay the Richards Butler Fees on behalf of the Richards Butler Clients in cash by wire transfer to an account designated by Richards Butler, by deducting the Richards Butler Fees pro rata to the portion of the Remaining Cash payable to the Richards Butler Clients, and proceed to payment of the Selling Stockholders’ contributions to the Richards Butler Fees as set out below.

                    (ii) Each of the Selling Stockholders other than the Richards Butler Clients hereby acknowledges to have benefited from Richards Butler’s services in relation to this transaction. As a result, each of these Selling Stockholders agrees to reduce the portion of the Remaining Cash it is entitled to receive on Closing by its ratable portion of the Richards Butler Fees based on its Closing Consideration Proportionate Interest.
                    (iii) For the purpose of this Section 6.19, the “Richards Butler Clients” shall be SGAM AI, FCPR Banexi Ventures 2, Banexi Ventures Partners SA, Credit Lyonnais Venture Capital and SORIDEC.
               (b) The fees of Sardis Capital Limited (“Sardis”) in connection with the negotiation, preparation and delivering of this Agreement and the transactions contemplated hereby (the “Sardis Fees”) shall be paid in cash in U.S. Dollars as follows:
                    (i) Upon Closing and upon payment of any amounts out of the Holdback to the Selling Stockholders, upon request of the Sardis Clients (as defined below), the Acquiror shall pay the Sardis Fees on behalf of the Sardis Clients, in cash by wire transfer to an account designated by Sardis, by deducting the Sardis Fees pro rata to the portion of the Remaining Cash payable to the Sardis Clients, and proceed to payment of the Selling Stockholders’ contributions to the Sardis Fees as set out below.
                    (ii) Each of the Selling Stockholders other than the Sardis Clients hereby acknowledges to have benefited from Sardis’ services in relation to this transaction. As a result, each of these Selling Stockholders agrees to reduce the portion of the Remaining Cash it is entitled to receive on Closing by its ratable portion of the Sardis Fees based on its Closing Consideration Proportionate Interest.
                    (iii) For the purpose of this Section 6.19, the “Sardis Clients” shall be the Richards Butler Clients plus the Top Management.
               (c) The fees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson”) in connection with the negotiation, preparation and delivering of this Agreement and the transactions contemplated hereby (the “Gunderson Fees”) shall be paid in cash in U.S. Dollars as follows:
                    (i) Upon Closing, upon request of the Gunderson Clients (as defined below), the Acquiror shall pay the Gunderson Fees on behalf of the Gunderson Clients in cash by wire transfer to an account designated by Gunderson, by deducting the Gunderson Fees pro rata to the portion of the Remaining Cash payable to the Gunderson Clients, and proceed to payment of the Selling Stockholders’ contributions to the Gunderson Fees as set out below.
                    (ii) Each of the Selling Stockholders other than the Gunderson Clients hereby acknowledges to have benefited from Gunderson’s services in relation to this transaction. As a result, each of these Selling Stockholders agrees to reduce the portion of the Remaining Cash it is entitled to receive on Closing by its ratable portion of the Gunderson Fees based on its Closing Consideration Proportionate Interest.

                    (iii) For the purpose of this Section 6.19, the “Gunderson Clients” shall be the Richards Butler Clients.
SECTION SEVEN
     7. Conditions to the Purchase.
          7.1 Conditions to Obligations of Each Party to Effect the Purchase. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:
               (a) No Injunctions or Restraints on Purchase and Conduct of Business; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Purchase or the Acquiror’s conduct or operation of the business of the Company following the Purchase shall be in effect, nor shall any proceeding brought by any Governmental Entity, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Purchase, which makes the consummation of the Purchase or the Acquiror’s conduct or operation of the business of the Company following the Purchase, illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable best efforts to have such injunction or other order lifted.
               (b) Governmental Approval. The Acquiror and the Company and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Purchase, including, without limitation, such approvals, waivers and consents as may be required under HSR, under the Securities Act and under any state securities laws.
          7.2 Additional Conditions to Obligations of Selling Stockholders. The obligations of the Selling Stockholders to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Selling Stockholders:
               (a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of the Acquiror, in this Agreement that is expressly qualified by a reference to materiality shall be true in all respects as so qualified, and each of the representations and warranties of the Acquiror, in this Agreement that is not so qualified shall be true and correct in all material respects, on and as of the Closing as though such representation or warranty had been made on and as of such time (except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date), and (ii) the Acquiror, shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing.

               (b) Certificates of Acquiror.
                    (i) Compliance Certificate of Acquiror. The Selling Stockholders shall have been provided with a certificate executed on behalf of the Acquiror by its President or its Chief Financial Officer to the effect that, as of the Closing, each of the conditions set forth in Section 7.2(a) has been satisfied with respect to the Acquiror.
                    (ii) Certificate of Secretary of Acquiror. The Selling Stockholders shall have been provided with a certificate executed by the Secretary or Assistant Secretary of the Acquiror certifying:
                         (A) resolutions duly adopted by the Board of Directors of the Acquiror authorizing the execution of this Agreement and the execution, performance and delivery of all agreements, documents and transactions contemplated hereby; and
                         (B) the incumbency of the officers of the Acquiror executing this Agreement and all agreements and documents contemplated hereby.
               (c) Good Standing. The Company shall have received a certificate or certificates of the Secretary of State of the State of Delaware and any applicable franchise tax authority of such state, certifying as of a date no more than three (3) business days prior to the Closing that the Acquiror, has filed all required reports, paid all required fees and taxes and is, as of such date, in good standing and authorized to transact business in such state.
               (d) Escrow Agreement. The Acquiror and Escrow Agent shall have entered into an Escrow Agreement substantially in the form attached hereto as Exhibit D.
          7.3 Additional Conditions to the Obligations of Acquiror. The obligations of the Acquiror to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Acquiror:
               (a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of the Selling Stockholders in this Agreement that is expressly qualified by a reference to materiality shall be true in all respects as so qualified, and each of the representations and warranties of the Selling Stockholders in this Agreement that is not so qualified shall be true and correct in all material respects, on and as of the Closing (except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date), and (ii) the Selling Stockholders shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Closing.
               (b) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect on the Company between the date hereof and the Closing.

               (c) Certificates of Selling Stockholders and Company.
                    (i) Compliance Certificate of Selling Stockholders. The Acquiror shall have been provided with a certificate executed on behalf of the Selling Stockholders by the Stockholders’ Representative to the effect that, as of the Closing, each of the conditions set forth in Section 7.3(a)and (b) has been satisfied.
                    (ii) Certificate of President of Company. The Acquiror shall have been provided with a certificate executed by the President of the Company certifying the Bylaws of the Company, as in effect immediately prior to the Closing, including all amendments thereto.
               (d) Third Party Consents. The Acquiror shall have been furnished with evidence satisfactory to it that the Company has obtained those consents, waivers, approvals or authorizations of those Governmental Entities and third parties whose consent or approval are required in connection with the Purchase as set forth in Section 6.2.
               (e) Legal Opinion. The Acquiror shall have received a legal opinion from the Selling Stockholders’ legal counsel in a form reasonably acceptable to the Acquiror and substantially in the form attached hereto as Exhibit E.
               (f) Resignation of Members of the Supervisory Board. The Acquiror shall have received letters of resignation from each of the members of the Existing Supervisory Board resigning as members of the Supervisory Board of the Company, effective as of Closing.
               (g) Certain Information Required by the Code. Each holder of Company capital stock or Company Warrants who holds ten percent (10%) or more (by value) of the interests in the Company, within the meaning of Section 1060(e)(2) of the Code, immediately prior to the Purchase, and who, in connection with the Acquiror, enters into an agreement that is subject to Section 1060(e)(1) of the Code with the Company or (or is related to any person who enters into any such agreement, within the meaning of Section 267(b) or Section 707(b)(1) of the Code) shall furnish the Acquiror with any information required pursuant to Section 1060(e) of the Code at such time and in such manner as the Acquiror may reasonably request in order to comply with Section 1060(e) and any regulations promulgated thereunder.
               (h) Repayment of Loans. All loans made by the Company to any of its holders of Company Capital Stock shall have been repaid to the Company in full.
               (i) Employment Agreement. The Acquiror shall have received from each of the Designated Employees an executed Employment Agreement in substantially the form attached hereto as Exhibit B.
               (j) Escrow Agreement. The Acquiror shall have received from the Escrow Agent and the Stockholders’ Representative an executed Escrow Agreement substantially in the form attached hereto as Exhibit D.

               (k) All Shares Tendered. All of the Shares (representing 100% of the issued and outstanding capital stock of the Company) shall have been tendered or sold to the Acquiror by the Selling Stockholders at Closing pursuant to this Agreement (none of which shall have repudiated their obligations hereunder prior to Closing). Without limiting the generality of the foregoing, all Company Warrants shall be have been exercised prior to or shall be net exercised in connection with the Closing.
               (l) FIRPTA. The Company shall have provided the Acquiror, as of the Closing Date, with a properly executed Foreign Investment and Real Property Tax Act of 1980 (“FIRPTA”) Notification Letter, which shall state that shares of capital stock of the Subsidiary do not constitute “United States real property interests” under Section 897(c) of the Code. In addition, simultaneously with delivery of such Notification Letter, the Company shall have provided to the Acquiror a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897 2(h)(2) along with written authorization for the Acquiror to deliver such notice form to the Internal Revenue Service.
               (m) Stock Collar. The reported closing price per share of the Acquiror Stock on the NASDAQ on any given trading day following the date of this Agreement shall not be less than 80% of the closing price on the date of this Agreement (in the event such closing price is lower than 80% of the closing price on the date of this Agreement, the “Stock Collar Condition” shall be deemed to have occurred).
               (n) Fairness Opinion. The fairness opinion of RBC Dain Rauscher Inc. received by the Acquiror as of the date of this Agreement shall have been reissued to the Acquiror and its Board of Directors and otherwise confirmed to the Acquiror’s satisfaction as of the Closing Date.
SECTION EIGHT
     8. Termination, Amendment and Waiver.
          8.1 Termination.
               (a) Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of the Acquiror and the Selling Stockholders.
               (b) Unilateral Termination.
                    (i) Either the Acquiror or the Selling Stockholders, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Purchase.
                    (ii) Either the Acquiror or the Selling Stockholders, by giving written notice to the other, may terminate this Agreement if the Purchase shall not have been consummated on or by November 30, 2006 which date may be extended by the mutual written consent of the parties hereto (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose failure to perform in any material respect any of its obligations or covenants under this Agreement results in the failure of any condition set forth in Sections 7.2 or 7.3, as applicable, or if the failure of such condition results from facts or circumstances that constitute a material breach of a representation or warranty or covenant made under this Agreement by such party.
               (c) Termination for Breach. Either the Acquiror or the Selling Stockholders may terminate this Agreement at any time prior to the Closing if the other has committed a material breach of (a) any of its material representations and warranties set forth in Section 2, Section 3 and Section 4, as applicable, such that the conditions in Section 7 would not be satisfied or (b) any of its material covenants in this Agreement such that the conditions in Section 7 would not be satisfied, and has not cured such material breach within thirty (30) days after the party seeking to terminate this Agreement has given the other party written notice of the material breach and its intention to terminate this Agreement pursuant to this Section 8.1; provided that notwithstanding the foregoing, no cure period shall be required for a breach which by its nature cannot be cured.
               (d) Stock Collar Termination. The Acquiror may terminate this Agreement at any time prior to the Closing if the Stock Collar Condition has occurred.
          8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Acquiror, or the Selling Stockholders or their respective officers, directors, members of the Management Board, members of the Supervisory Board, stockholders or affiliates; provided that, the provisions of Section 6.4, Section 6.10(c), Section 6.10(d), Section 6.11(b) and this Section 8 shall remain in full force and effect and survive any termination of this Agreement.
          8.3 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, whether or not the Purchase is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated including, without limitation, filing fees and the fees and expenses of brokers, bankers, advisors, accountants, legal counsel and financial printers, shall be paid by the party incurring such expense subject to the terms hereof.
          8.4 Amendment. The parties may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties.
          8.5 Extension; Waiver. At any time prior to the Closing any party may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION NINE
     9. Escrow and Indemnification.
          9.1 Survival of Representations and Warranties. All covenants and agreements to be performed prior to the Closing (except as otherwise contemplated herein), and all representations and warranties in this Agreement, as well as the Special Indemnity Matters shall survive the consummation of the Purchase and continue until the same day of the month as the Closing Date in the 18th month following the Closing Date (the “Initial Escrow Termination Date”); provided that (i) if any bona fide claims for indemnification have been timely asserted with respect to any such representations, warranties, covenants and agreements prior to the Initial Escrow Termination Date, the representations, warranties, covenants and agreements on which any such claims are based shall continue in effect with respect to such claims until final resolution of such claims, (ii) the representations and warranties with respect to Taxes set forth in Section 2.15 shall survive until the earliest of (the “Final Escrow Termination Date”) (a) thirty (30) days after expiration of all applicable statutes of limitations relating to such Taxes and (b) the third anniversary of the Closing Date and (iii) the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 4.1, 4.2, 4.3 and 4.4 shall survive until the tenth anniversary of the Closing Date. All covenants and agreements to be performed after the Closing shall continue in accordance with their terms.
          9.2 Warranty Escrow Fund. As soon as practicable after the Closing, without any act of any Selling Stockholder, 10% of the Closing Consideration to be paid to Selling Stockholders pursuant to Section 1.2 in the amounts of cash (the “Warranty Escrow Cash”) and shares of Acquiror Stock (the “Warranty Escrow Shares” and, together with the Warranty Escrow Cash, the “Warranty Escrow Property”) as specified on Exhibit C shall be registered in the name of, and be deposited into the Escrow Fund with Bank of the West, a California bank (or such other institution approved by the Acquiror and the Selling Stockholders) as escrow agent (the “Escrow Agent”), such deposit to constitute the Warranty Escrow Fund and to be governed by the terms set forth herein and in the Escrow Agreement attached hereto as Exhibit D. In the event that any Damages (as defined below) arise, the Warranty Escrow Fund shall be available (i) to return the SGAM AI Special Earnout (as hereinafter defined) to the Acquiror pursuant to Section 9.4 and (ii) as recourse to compensate the Acquiror Indemnified Persons (as hereinafter defined) pursuant to the indemnification obligations of the Escrow Selling Stockholders other than SGAM AI pursuant to Section 9.3 and in accordance with the Escrow Agreement. At least two (2) days prior to the Closing, the Selling Stockholders shall deliver a schedule listing each Escrow Selling Stockholder and such Escrow Selling Stockholder’s initial interest in the Warranty Escrow Fund (and showing such Escrow Selling Stockholder’s interest in the Warranty Escrow Shares and Warranty Escrow Cash, based on the number of Warranty Escrow Shares and amount Warranty Escrow Cash delivered to the Escrow Agent at the Closing on behalf of such Escrow Selling Stockholder).
          9.3 Indemnification.
               (a) Indemnification by Selling Stockholders. Subject to the limitations set forth in this Section 9, from and after the Closing, the Escrow Selling Stockholders other than SGAM AI shall protect, defend, indemnify and hold harmless the

Acquiror and the Company and their respective affiliates, officers, directors, managers, members, employees, representatives and agents (the Acquiror, the Company and each of the foregoing persons or entities is hereinafter referred to individually as an “Acquiror Indemnified Person” and collectively as “Acquiror Indemnified Persons”) from and against any and all actual losses, amounts paid in settlement, costs, damages, liabilities, fees (including without limitation reasonable attorneys’ fees) and expenses (collectively, the “Damages”), that any of the Acquiror Indemnified Persons incurs by reason of or in connection with (i) any misrepresentation, breach of, or default in connection with, any of the representations, warranties, covenants or agreements of the Selling Stockholders contained in this Agreement or any closing certificates furnished by the Selling Stockholders or the Company at the Closing, or (ii) the matters disclosed in Section 2.8(b)(1) of the Company Disclosure Schedule (such matters identified in clause (ii) above are referred to as the “Special Indemnity Matters”).
               (b) Indemnification by Acquiror. Subject to the limitations set forth in this Section 9, from and after the Closing, the Acquiror shall protect, defend, indemnify and hold harmless the Selling Stockholders and their respective affiliates, officers, directors, members of the Management Board, members of the Supervisory Board, managers, members, employees, representatives and agents (the Selling Stockholders and each of the foregoing persons or entities is hereinafter referred to individually as a “Selling Stockholder Indemnified Person” and collectively as “Selling Stockholder Indemnified Persons” and together with the Acquiror Indemnified Persons, the “Indemnified Persons”) from and against any and all Damages, that any of the Selling Stockholder Indemnified Persons incurs by reason of or in connection with any misrepresentation, breach of, or default in connection with, any of the representations, warranties, covenants or agreements of the Acquiror contained in this Agreement or any closing certificates furnished by the Acquiror at the Closing.
               (c) Materiality. For purposes of this Section 9.3 only, solely in determining the amount of any Damages related to, resulting from, arising out of, or caused by any breach of the representations and warranties herein, such representations and warranties shall be read without regard to any materiality or “Material Adverse Effect” qualifier contained therein, with the intent that any breach of such representation or warranty so read which gives rise to Damages shall be subject to indemnification under this Section 9.3. For clarity, the foregoing shall not apply when reading the representations and warranties for purposes of determining whether a breach of such representations and warranties has occurred.
               (d) Exclusive Remedy and Limitations. In the event the Purchase is consummated, except in the event of actual fraud or intentional misrepresentation (which is further addressed below in this paragraph), resort to the Warranty Escrow Fund shall be the sole and exclusive remedy of the Acquiror Indemnified Persons for any Damages resulting from breaches of representations and warranties and Special Indemnity Matters other than the representations and warranties in Section 3. The maximum amount of each Selling Stockholder’s liability for any misrepresentation, breach of or default in connection with any of the representations and warranties of such Selling Stockholder contained in Section 3 shall be limited to an amount equal to the value of the total consideration received by such Selling Stockholder pursuant to this Agreement (with any Acquiror Stock received valued at the average reported closing price for such securities on the NASDAQ for the ten (10) trading days ending one (1) trading day prior to such release of escrowed property). The maximum amount of the

Acquiror’s liability for any misrepresentation, breach of, or default in connection with, any of the representations and warranties of the Acquiror contained in this Agreement or any closing certificates furnished by the Acquiror at the Closing, shall be limited to an amount equal to the value of the Escrow Property as of the Closing Date, based on the Closing Average Stock Price. The foregoing shall not be deemed a limitation on any remedy for Damages associated with a breach of a covenant or other agreement of the parties. Each Selling Stockholder shall be responsible for its own covenants and its own actual fraud and intentional misrepresentation without limitation and no Selling Stockholder shall be liable for a breach of another Selling Stockholder’s covenants or the actual fraud or intentional misrepresentation of another Selling Stockholder in excess of its Escrow Proportionate Interest in the Escrow Fund Property.
               (e) Indemnity Threshold; Subrogation. Notwithstanding anything to the contrary contained in this Agreement:
                    (i) Neither the Acquiror Indemnified Persons nor the Selling Stockholder Indemnified Persons shall be entitled to indemnification for any Damages unless such Damages shall in the aggregate exceed €150,000, in which case such indemnified person shall be entitled to the entire amount of such Damages from dollar one.
                    (ii) Upon making any payment to an Indemnified Person hereunder for any indemnification claim pursuant to this Section Nine, the indemnifying person shall be subrogated, to the extent of such payment, to any rights which such Indemnified Person may have against any third-person with respect to the subject matter underlying such indemnification claim and all of the Indemnified Persons with respect to such claim shall assign any such rights to the indemnifying person with respect to such claim.
          9.4 SGAM AI Special Earnout. In the event there are no Damages suffered by the Acquiror Indemnified Persons incurred by reason of or in connection with (i) any misrepresentation, breach of, or default in connection with, any of the representations, warranties, covenants or agreements of the Selling Stockholders contained in this Agreement or any closing certificates furnished by the Selling Stockholders or the Company at the Closing, or (ii) the matters disclosed in Section 2.8(b)(1) of the Company Disclosure Schedule, then SGAM AI shall receive as additional earnout consideration hereunder the amount deposited on its behalf into the Warranty Escrow Fund (the “SGAM AI Special Earnout”) as and at the same time as the other Selling Stockholders’ portions of the Warranty Escrow Fund shall be released to them pursuant to the Escrow Agreement. To the extent there are any such Damages, the amount of the SGAM AI Special Earnout to be paid to SGAM AI shall be reduced by the amount equal to the total amount payable to the Acquiror Indemnified Persons from the Warranty Escrow Fund under this Agreement and the Escrow Agreement with respect to such Damages multiplied by the quotient of (x) the value of the Closing Consideration received by SGAM AI at the Closing divided by (y) the aggregate value of the Closing Consideration received by the Escrow Selling Stockholders at the Closing. The amount of such reduction in the SGAM AI Special Earnout shall be returned to the Acquiror out of the Warranty Escrow Fund as and at the same time as the other Selling Stockholders’ portions of the Warranty Escrow Fund are distributed to the Acquiror pursuant to the Escrow Agreement. The balance of any SGAM AI Special Earnout, if any, shall be paid to SGAM AI as additional earnout consideration as and at the same time as the other

Escrow Selling Stockholders’ portions of the Warranty Escrow Fund shall be released to them pursuant to the Escrow Agreement.
          9.5 Escrow Period. The Warranty Escrow Fund shall remain in existence until the Initial Escrow Termination Date. The Warranty Escrow Property remaining in the Warranty Escrow Fund at the Initial Escrow Termination Date shall be paid to the Escrow Selling Stockholders, except for (i) the amount of any bona fide claim for Damages outstanding as of such date, 70% of which amount shall be cash in U.S. dollars based on the Applicable Exchange Rate as of the Initial Escrow Termination Date and 30% of which amount shall be shares of Acquiror Stock based on the Closing Average Stock Price (the “Outstanding Claims Reserve”) and (ii) an amount of cash equal to US$100,000 for potential Tax Damages arising during the indemnification period for Taxes remaining after the Initial Escrow Termination Date (the “Tax Escrow Fund” and together with the Outstanding Claims Reserve, the “Special Reserve Escrow Fund”). Any balance of the Special Reserve Escrow Fund remaining at the expiration of the Final Escrow Termination Date shall be paid to the Escrow Selling Stockholders, except for the amount of any bona fide claim for Damages outstanding as of such date, 70% of which amount shall be cash in U.S. dollars based on the Applicable Exchange Rate as of the Final Escrow Termination Date and 30% of which amount shall be shares of Acquiror Stock based on the Closing Average Stock Price, which amount shall not be released until final resolution of such claims (the “Escrow Period”). As soon as all such claims have been resolved, the Escrow Agent shall deliver to the Escrow Selling Stockholders all property remaining in the Warranty Escrow Fund and not required to satisfy such claims. Deliveries of Warranty Escrow Property to the Escrow Selling Stockholders pursuant to this Section 9.5 and the Escrow Agreement shall be made in proportionate amounts of cash and share as described in Section 1.6(e). In the event that there is not sufficient cash remaining in the Warranty Escrow Fund to satisfy the foregoing requirements of this Section 9.5, then such remaining cash will be applied first and the balance shall be in shares of Acquiror Stock.
          9.6 Distributions; Voting.
               (a) Any cash or shares of the Acquiror Stock or other equity securities issued or distributed by the Acquiror (including shares issued upon a stock split) (“New Property”) in respect of the Warranty Escrow Shares that have not been released from the Warranty Escrow Fund shall be added to the Warranty Escrow Fund and become a part thereof.
               (b) Each Escrow Selling Stockholder shall have voting rights with respect to that number of Warranty Escrow Shares contributed to the Warranty Escrow Fund on behalf of such Escrow Selling Stockholder (and on any voting securities added to the Warranty Escrow Fund in respect of such Warranty Escrow Shares) so long as such Warranty Escrow Shares or other voting securities are held in the Warranty Escrow Fund. As the record holder of such shares, the Escrow Agent shall vote such shares in accordance with the instructions of the Escrow Selling Stockholders having the beneficial interest therein and shall promptly deliver copies of all proxy solicitation materials to such Escrow Selling Stockholders. The Acquiror shall show the Acquiror Stock contributed to the Warranty Escrow Fund as issued and outstanding on its balance sheet.

          9.7 Method of Asserting Claims. All claims for indemnification by the Acquiror, or any other Indemnified Person pursuant to this Section 9 shall be made in accordance with the provisions of the Escrow Agreement. The Acquiror Indemnified Persons shall be entitled to receive the amount of any Damages as follows: 70% out of the Escrow Cash and 30% out of the Escrow Shares. For purposes of determining the value of the Escrow Shares to be used to reimburse any claim for Damages, the Escrow Shares shall be valued at the average reported closing price for such securities on the NASDAQ for the ten (10) trading days ending one (1) trading day prior to the date such claim is finally resolved and determined to be payable out of the Warranty Escrow Fund.
          9.8 Tax Characterization of Indemnification Payments. All indemnity payments made by the Selling Stockholders to an Acquiror Indemnified Person shall be treated for all tax purposes as adjustments to the consideration paid with respect to the Shares.
          9.9 Representative of the Stockholders; Power of Attorney.
               (a) Upon the Closing, and without further act of any stockholder, each Selling Stockholder hereby appoints Société Générale Asset Management Alternative Investments as its agent and attorney-in-fact to act for and on behalf of the Selling Stockholders, to act in the capacity of the Stockholders’ Representative hereunder, to give and receive notices and communications on behalf of the Selling Stockholders, to enter into the Reiterative Deed of Sale, to enter into and perform the Escrow Agreement, to authorize delivery to the Acquiror of Escrow Property or other property from the Warranty Escrow Fund in satisfaction of claims by the Acquiror or any other Indemnified Person, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing in its absolute discretion.
               (b) The Stockholders’ Representative shall not be liable or responsible for any act he may do or omit to do hereunder save in the event of gross negligence or willful misconduct of the Stockholders’ Representative. Without limiting the generality of the foregoing, the Stockholders’ Representative shall not incur any liability with respect to any action taken or suffered by him in reliance upon any note, direction, instruction (including instructions of all or part of the Selling Stockholders), consent, statement or other document believed by him to be genuinely and duly authorized, nor for any action or inaction in reliance in good faith upon advice of legal counsel. The Stockholders’ Representative will not be required to make any verification in order to assess the authenticity or the accuracy of the documents transmitted to the Stockholders’ Representative under this mandate.
               (c) Each of the Selling Stockholders, the Acquiror and the Stockholders’ Representative hereby agrees that (i) the assignment of the Stockholders’ Representative under this Agreement shall terminate on the Final Escrow Termination Date, (ii) the assignment of the Stockholders’ Representative under this Agreement may be terminated at any time by the Stockholders’ Representative prior to the expiry of Final Escrow Termination Date by giving written notice of such termination to the other Parties; provided, however, that the Stockholders’ Representative appoints another stockholders’ representative who shall substitute for him and who shall comply with the full requirements of such mandate. Such right to termination shall not give rise to damages to the parties hereof. If the Stockholders’ Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities hereunder, former Selling Stockholders whose aggregate pro-rata share in the Company share capital immediately prior to Closing exceeds 50% shall, within twenty (20) business days after such death or disability, appoint a successor to the Stockholders’ Representative and immediately thereafter notify the Acquiror of the identity of such successor. Any such successor shall succeed the Stockholders’ Representative as Stockholders’ Representative hereunder.
               (d) Each of the Selling Stockholders other than the Stockholders’ Representative hereby irrevocably agrees:
                    (i) to contribute (pro-rata its number of Shares delivered on Closing) on first written demand of the Stockholders’ Representative to any and all out of pocket expenses, cost or disbursements reasonably incurred by the Stockholders’ Representative in connection with its appointment and agrees that such contribution may be paid to the Stockholders’ Representative directly out of any amount to be paid from the Escrow Fund to the Selling Stockholders;
                    (ii) to appoint and instruct legal advisers, as proposed by the Stockholders’ Representative, to advise and represent the Stockholders’ Representative in any legal and/or administrative proceedings brought against the Selling Stockholders or any of them;
                    (iii) jointly and severally with each other Selling Stockholder to indemnify and hold harmless the Stockholders’ Representative upon first written demand from and against any Damages incurred or suffered by the Stockholders’ Representative in connection with its appointment (save for any such Damages which arises from gross negligence or willful misconduct on the part of the Stockholders’ Representative);
                    (iv) to inform immediately the Stockholders’ Representative of any change in his address; and
                    (v) to transfer (pro-rata based on its Closing Consideration Proportionate Interest) a total amount of $95,000 from the Closing Cash Consideration to an escrow account opened with the Escrow Agent in the name of the Acquiror pursuant to the Escrow Agreement in order to finance the costs, disbursements and out-of-pocket expenses which may be incurred by the Stockholders’ Representative under its assignment (the “Stockholders’ Representative Expenses Reserve”) and enter into any escrow agreement with the Escrow Agent, on behalf of the Selling Stockholders to that extent. The escrow account shall be U.S. dollar denominated, interest bearing and located in the United States (the “Stockholders’ Representative Escrow Account”). The Escrow Agent shall release any amount from the Stockholders’ Representative Expenses Reserve to the Stockholders’ Representative upon simple request from the Stockholders’ Representative accompanied with the relevant invoice. The Stockholders’ Representative Escrow Account shall be held by the Escrow Agent until the Final Escrow Termination Date. After this period, any balance of the Stockholders’ Representative Expenses Reserve remaining on the Stockholders’ Representative Escrow Account shall be repaid by the Escrow Agent to Selling Stockholders, save for any outstanding amount necessary to finance reasonable future costs, disbursements and out-of-pocket expenses which may be incurred by the Stockholders’ Representative in relation with any claim outstanding at such date, which shall be paid to the Stockholders’ Representative directly and shall not be refundable.
               (e) The Stockholders’ Representative hereby agrees:
                    (i) to forward to each other Seller a copy of each notification received by it of a claim by the Acquiror hereunder, within twenty (20) business days of the Stockholders’ Representative’s receipt of the same;
                    (ii) during such time as one or more claims by the Acquiror remains outstanding, to provide each Selling Stockholder, on a quarterly basis, with a summary written report describing the progress of each such outstanding claim; and
                    (iii) to comply with any written request of Selling Stockholders whose aggregate pro-rata number of Shares delivered at Closing exceeds 50% regarding the conduct of any claim, provided always that the Stockholders’ Representative shall not be obliged to comply with any such request unless it has received pre-payment, or security reasonably satisfactory to it for the payment, of any out of pocket expenses, costs or disbursements which it reasonably estimates are likely to arise in connection with such compliance.
SECTION TEN
     10. General Provisions.
          10.1 Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) five (5) Business Days following sending by registered or certified mail, postage prepaid, (ii) when sent if sent by facsimile; provided, however, that the facsimile is promptly confirmed by telephone confirmation thereof, (iii) when sent if attached in “portable document format” to an electronic mail address (with evidence of confirmation of receipt), (iv) when delivered, if delivered personally to the intended recipient, and (v) one (1) Business Day following sending by overnight delivery via an international courier service, and in each case, addressed to a party at the following address for such party:

(a)	If to the Acquiror, to:

PDF Solutions, Inc.
333 West San Carlos Street, Suite 700
San Jose, CA 95110
Attention: Dave Joseph
Facsimile No: 408-280-7915
Telephone No.: 408-280-7900

With a copy to:

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
Attention: Peter Cohn
Facsimile No.: (650) 614-7401
Telephone No.: (650) 614-7400

(b)	If to the Selling Stockholders, to:

Société Générale Asset Management Alternative Investments
170 Place Henri Regnau
92400 Courbevoie, France

Attention: Marc Fournier

Telephone No.: 33 (0) 156 371 671

With a copy to:

Richards Butler LLP
40 avenue Raymond Poincaré
75116 Paris, France
Attention: Lucas d’Orgeval
Facsimile No: +33 (0) 1 44 34 80 50
Telephone No.: +33 (0) 1 47 04 00 45

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
155 Constitution Drive
Menlo Park, CA 94025
Attention: Christopher D. Dillon
Facsimile No. (650) 321-2800
Telephone No. (650) 321-2400
          10.2 Interpretation. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “the date of this Agreement,” “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 25, 2006. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          10.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.
          10.4 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule and the Acquiror Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms, (b) are not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.
          10.5 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.
          10.6 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
          10.7 Governing Law; Venue; English Language. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law. Each of the parties to this Agreement consents to the exclusive jurisdiction and venue of the courts of the state and federal courts of Santa Clara County, California. All disputes concerning this Agreement shall be conducted exclusively in the English language and this English language version of this Agreement shall supersede and take precedence over any translation of this Agreement into another language to the extent such translation is inconsistent with this English language version of this Agreement.
          10.8 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement.

          10.9 Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 10.9 shall be binding upon the parties and their respective successors and assigns.
          10.10 Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, each party shall bear responsibility for its respective attorneys’ fees, costs and disbursements.
[Signature Page Follows]

          IN WITNESS WHEREOF, the parties have duly executed this Stock Purchase Agreement as of the date first above written.

THE ACQUIROR:

PDF SOLUTIONS, INC.

By:	/s/ John K. Kibarian

Signature
Name:	John K. Kibarian
Title:	Chief Executive Officer

THE STOCKHOLDERS’ REPRESENTATIVE:

SOCIÉTÉ GÉNÉRALE ASSET MANAGEMENT ALTERNATIVE INVESTMENTS

By:	/s/ Marc Fournier

Signature
Name:	Marc Fournier

Title:	Principal

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

THE SELLING STOCKHOLDERS:

/s/ THEIRRY RAYMOND THEIRRY RAYMOND	/s/ NOE MIKATI NOE MIKATI
/s/ SOCIETE CIVILE TR INVESTISSEMENTS SOCIETE CIVILE TR INVESTISSEMENTS	/s/ SORIDEC SA SORIDEC SA
/s/ CHRISTINE FOURCADE-RAYMOND CHRISTINE FOURCADE-RAYMOND	/s/ BANEXI VENTURES 2 BANEXI VENTURES 2
/s/ ADRIEN RAYMOND ADRIEN RAYMOND	/s/ CREDIT LYONNAIS VENTURES CAPITAL CREDIT LYONNAIS VENTURES CAPITAL
/s/ CAMILLE RAYMOND CAMILLE RAYMOND	/s/ FCPI SOGE INNOVATION 3 / SGAM FCPI SOGE INNOVATION 3 / SGAM
/s/ FRANCOIS JEAN FOURCADE FRANCOIS JEAN FOURCADE	/s/ FCPI SOGE INNOVATION 5 / SGAM FCPI SOGE INNOVATION 5 / SGAM
/s/ RICHARD MOUSTIES RICHARD MOUSTIES	/s/ FCPI SOGE INNOVATION 6 / SGAM FCPI SOGE INNOVATION 6 / SGAM
/s/ SOCIETE CIVILE MOUSTIES INVEST SOCIETE CIVILE MOUSTIES INVEST	/s/ FRANCIS ROMANO FRANCIS ROMANO
/s/ PASCALE CREISSENT-MOUSTIES PASCALE CREISSENT-MOUSTIES	/s/ CELINE ROMANO-DOURLENT CELINE ROMANO-DOURLENT
/s/ BENOIT MOUSTIES BENOIT MOUSTIES	/s/ DIDIER CUVILLEZ DIDIER CUVILLEZ
/s/ PAUL MOUSTIES PAUL MOUSTIES	/s/ JEAN BENOIT HUGUES JEAN BENOIT HUGUES
/s/ ANDRE MOUSTIES ANDRE MOUSTIES	/s/ DIDIER VIEUX DIDIER VIEUX
/s/ ABEL MIKATI ABEL MIKATI	/s/ IIAN MURRAY IIAN MURRAY
/s/ SOCIETE CIVILE MIKATI SOCIETE CIVILE MIKATI	/s/ MYRIAM BERGOGNE MYRIAM BERGOGNE
/s/ CAROLINE MIKATI CAROLINE MIKATI	/s/ FABIEN LUPFER FABIEN LUPFER
/s/ RAPHAEL MIKATI RAPHAEL MIKATI	/s/ LUC MONNERET LUC MONNERET
/s/ GILLES HURON GILLES HURON	/s/ FABRICE BELLAMY FABRICE BELLAMY
/s/ BLAISE MEGA BLAISE MEGA	/s/ MELANIE DEBASC MELANIE DEBASC
/s/ OLIVIER RUDELLE OLIVIER RUDELLE	/s/ HUBERT BALDINO HUBERT BALDINO
/s/ ERIC VERNEDE ERIC VERNEDE	/s/ BERTRAND REVERSAT BERTRAND REVERSAT
/s/ BEATRICE KELLY BEATRICE KELLY
/s/ SANDRINE BENHASSAN SANDRINE BENHASSAN
/s/ NICOLAS BLASZCZYK NICOLAS BLASZCZYK
/s/ FABRICE LIABEUF FABRICE LIABEUF
/s/ FREDERIC MARTIN FREDERIC MARTIN
/s/ CHRISTOPHE FRAYSSE CHRISTOPHE FRAYSSE
/s/ FREDERIC LAFAYE DE MICHEAUX FREDERIC LAFAYE DE MICHEAUX
/s/ LUONG NGO LUONG NGO
/s/ PATRICK BURIGO PATRICK BURIGO
/s/ FREDERIC RINCKWALD FREDERIC RINCKWALD
/s/ FLORENT COURREN FLORENT COURREN
/s/ PRISCA RAVELOJOANA PRISCA RAVELOJOANA
/s/ DELPHINE MICHON DOCTEUR DELPHINE MICHON DOCTEUR

EXHIBITS

Exhibit A –	Selling Stockholders, Warrant Holders and Holders of Invalid Warrants (Purchase Price Allocation Spreadsheet)

Exhibit B –	Form of Employment Agreement

Exhibit C –	Warranty Escrow Fund Contribution Spreadsheet

Exhibit D –	Form of Escrow Agreement

Exhibit E –	Form of Legal Opinion from Selling Stockholders’ Counsel